

06
2006 ANNUAL REPORT




# THE VOYAGE CONTINUES

MARINE PRODUCTS CORPORATION

# SUNESTA DECKBOATS



CHAPARRAL BOATS

Sunesta 274

Sunesta 214
Sunesta 232
Sunesta 234
Sunesta 252
Sunesta 254
Sunesta 274

Chaparral helped to pioneer this innovative deck boat design over 15 years ago, and we continue to be a leader in this segment. The Sunesta is a spacious, multi-use boat that is useful for cruising, wakeboarding and sightseeing. For 2007, Sunesta offers a variety of models ranging from 21 to 27 feet in length. The console models are particularly spacious, and the windshield models extend the family's boating season and provide a different look and feel to the boat. All of the Sunestas continue the tradition of versatility and style.



# SSX SPORTDECKS



CHAPARRAL BOATS

SSX 276

SSX 236
SSX 256
SSX 276

An exciting addition to Chaparral's fleet in 2007 is the new Chaparral SSX Sportdeck. The SSX blends the features and luxury of our SSi Sportboat with the utility of the Sunesta Deckboat. The result is a cross-over line of recreational powerboats that add a stylish element to the features that made our Sunesta successful over the years. The SSX Sportdeck is offered in three lengths during its first year in production, all of which have enclosed heads and cockpit galleys to encourage long cruises, as well as high-tech dash layouts, sharp styling features and great operating performance.



# ROBALO SPORT FISHING BOATS



ROBALO BOATS

R305

R220
R225
R227
R240
R245
R260
R265
R300
R305

Robalo is continuing its success in 2007 with a line of multi-use sport fishing boats which offer the offshore fisherman a dependable, seaworthy design with all of the features that an offshore fisherman expects. Family fun is also an option with Robalo, with comfortable cabin layouts, plush interiors and spacious seating arrangements. In 2007 Robalo expanded the fleet with two 30-foot models, which appeal to our dealers and the serious offshore boater.



# PRODUCT OVERVIEW

## SSi SPORTBOATS



CHAPARRAL BOATS

SSi 275

- SSi 180
- SSi 190
- SSi 204
- SSi 210
- SSi 215
- SSi 220
- SSi 235
- SSi 236
- SSi 246
- SSi 255
- SSi 256
- SSi 275

Highlighted by our new 275 flagship model in 2007, Chaparral's SSi Sportboats provide award-winning open bow and cuddy cabin models to the quality and style-conscious recreational boater. This year's models range in size from 18 to 27 feet, and they have once again set a high standard for engineering excellence, attractive styling, and quality materials and workmanship.





## SIGNATURE CRUISERS



CHAPARRAL BOATS

Signature 350

- Signature 240
- Signature 250
- Signature 270
- Signature 280
- Signature 290
- Signature 310
- Signature 330
- Signature 350

In 2007 Chaparral is continuing the high-quality materials and craftsmanship, good designs, and popular standard features that have made our Signature Cruisers leaders in their segment. The Signature ranges from 24 to 35 feet in length, with eight models this year. The Signature 250 is a new model this year, and the largest Signature is available with gasoline or diesel propulsion, a hard top, and standard equipment such as a generator, premium sound system, extended swim platform, and high-end stainless steel hardware.





CHAPARRAL BOATS

ROBALO BOATS



# TABLE OF CONTENTS

# MARINE PRODUCTS CORPORATION

Marine Products Corporation (NYSE: MPX) designs, manufactures and distributes premium-branded Chaparral sterndrive and inboard pleasure boats and Robalo outboard sport fishing boats through 195 domestic and 44 international dealers. With premium brands, a solid capital structure, and a strong independent dealer network, Marine Products Corporation generates strong financial performance and has built long-term shareholder value. Marine Products Corporation is also seeking to utilize its financial strength to capitalize on opportunities that profitably increase its market share and broaden its product offerings within the pleasure boat market. Visit our website at www.marineproductscorp.com for more information.


'06

## 2006 FINANCIAL HIGHLIGHTS

| (Dollars in thousands, except per share data) | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| Net Sales | $162,682 | $193,980 | $252,418 | $272,057 | $261,378 |
| Gross Profit | 37,400 | 50,317 | 65,586 | 69,121 | 59,407 |
| Operating Income | 19,382 | 27,302 | 35,776 | 35,564 | 26,933 |
| Net Income | $12,389 | $18,072 | $23,743 | $26,223 | $20,314 |
| Earnings per Share - Diluted | $0.31 | $0.45 | $0.58 | $0.65 | $0.52 |
| Gross Profit Margin percent | 23.0% | 25.9% | 26.0% | 25.4% | 22.7% |
| Operating Margin percent | 11.9% | 14.1% | 14.2% | 13.1% | 10.3% |


Net Sales (in millions)
$163
$194
$252
$272
$261
02
03
04
05
06


Net Income (in millions)
$12
$18
$24
$26
$20
02
03
04
05
06


Average Selling Price Per Unit (in thousands)
$29
$31
$35
$37
$41
02
03
04
05
06


Total Number of Boats Sold
5,625
6,265
7,310
7,292
6,245
02
03
04
05
06

# DEAR STOCKHOLDERS

Our focus has always been to build better boats. In 2006, a difficult year for our industry, we focused on improving the quality of our products by including more standard features and benefits. We also added an additional boat line, the SSX Sportdeck, and continued to expand our existing boat lines by introducing new and larger models. All of these were responses to requests from dealers and customers, and in keeping with our long-term goals of growth, profitability, and quality.

## WE PLAN TO INTRODUCE A NEW 40-FOOT CHAPARRAL SPORT YACHT FOR THE 2008 MODEL YEAR.

In 2007 we will remain steadfast for the future. Our market share has remained consistent with previous years, and we will continue to focus on innovative new products as well as selling more of our larger boats. This strategy has worked well for us in the past and has allowed is to remain one of the largest sterndrive manufacturers in the industry. The market has received our new SSX Sportdecks favorably. We plan to introduce a new 40-foot Chaparral Sport Yacht for the 2008 model year. We are also participating in larger, industry-wide efforts to increase the U.S. consumer's awareness of pleasure boating as an attractive leisure activity. It is appropriate for an industry leader to be involved in this effort, and it will enhance the market for our products over the long-term.

Marine Products Corporation continued to thrive in 2006, although we recorded the first net sales decrease since 2001. Sales decreased slightly by 3.9 percent to $261.4 million, compared to $272.1 million in 2005. This decline was due to a decrease in the overall number of boats sold, slightly offset by an increase in average selling prices, particularly in our larger SSi Sportboats. Gross profit for the year was $59.4 million or 22.7 percent of net sales, compared to $69.1 million or 25.4 percent in the prior year. The decrease in gross profit as a percentage of net sales was primarily the result of an increase in the cost of raw materials, which were not completely offset by normal model year price increases, and production inefficiencies at the lower production levels. In addition, we have not reduced employee headcount as much as in past downturns, because we are continuing to position the company for continued market dominance, and our employees are a vital part of that strategy. In fact, we have added to our engineering and management talent to develop new models and further improve our processes. Selling, general and administrative expenses decreased, because many of these costs vary directly with sales and profitability. These costs increased as a percentage of net sales, however, due



Chaparral Signature 350

to additional warranty and compensation expenses. The combination of lower net sales and lower gross and operating margins produced net income of $20.3 million, a decline of 22.5 percent compared to 2005. Diluted earnings per share were $0.52, a 20.0 percent decline compared to 2005. Even in difficult times, our business continues to be profitable and generate cash. We maintained a very liquid balance sheet, and at the end of 2006 we had $54 million in cash, $1 million in short-term marketable securities, and $4 million in long-term marketable securities. In January 2007 our Board of Directors increased our quarterly dividend by 20 percent to $0.06 per share.

The overall recreational boating market was down in 2006, and winter boat show attendance and other industry indicators indicate the possibility of another year of flat or declining sales. We are maintaining our current production levels in order to ensure adequate inventories of the higher demand products to our dealers and customers, but we continue to monitor dealer inventories and are prepared to adjust production if necessary. We are pleased that our inventory levels are down from one year ago, consistent with our sales, and we believe we are well-positioned to be more nimble when the market warrants higher production levels. We remain confident that we have found success in selling more of our larger boats, which will continue to be an area of focus.

In 2007 we will monitor the economic market conditions closely in an effort to maintain our production and backlog at reasonable levels. We plan to continue to manage the business conservatively in order to ensure long-term profitability, and continue to design and manufacture the quality products and pursue the strategic initiatives discussed in the following pages. We are hopeful that the recent decline in the prices of some of the commodities used in our production processes will have the positive benefit of decreasing our direct costs, thus increasing gross margin profitability. We will also continue on our search for an appropriate acquisition candidate that will strengthen our presence in the recreational boating market and increase shareholder value. This strategy has worked for us in the past, and we are confident that in this slow industry environment this strategy will enable us to remain steadfast for the future.



Richard A. Hubbell James A. Lane, Jr.

RICHARD A. HUBBELL
President and Chief Executive Officer

JAMES A. LANE, JR.
Executive Vice President and
President, Chaparral Boats, Inc.

**IN 2007 WE WILL MONITOR THE ECONOMIC MARKET CONDITIONS CLOSELY IN AN EFFORT TO MAINTAIN OUR PRODUCTION AND BACKLOG AT REASONABLE LEVELS.**



Chaparral SSX 276

## CHAPARRAL

Chaparral is one of the most well-respected sterndrive powerboat manufacturers in the United States, and has been building this reputation since 1965 with good products and consistent management. Chaparral has earned nine Powerboat Magazine Boat of the Year awards, and is the only company to win the award three years in a row. Chaparral has won a total of 28 awards for product excellence over the past 25 years, and has won two J.D. Power awards for customer satisfaction. Four years ago, Chaparral earned its ISO 9001:2000 certification, demonstrating its dedication to design innovation, manufacturing excellence, and after-the-sale service.

Chaparral currently offers 29 models, ranging in size from the 18-foot SSi Sportboat to the 35-foot Signature Cruiser. Chaparral provides a high-quality product for almost every boating taste.

## ROBALO

Robalo continues to improve its product lineup and quality, continuing its strong 38-year tradition of appeal to the serious offshore fisherman. Robalo was among the first premium fishing boat brand names, and has introduced many innovations in its long history. This year, Robalo offers nine models, and has broadened the product line to build two 30-foot models, the largest boats in its history. These models appeal to the saltwater fisherman who wants a greater range and the additional seaworthiness that Robalo's Hydro-Lift™ hull on a larger platform offers. The amenities for cruising appeal to family members other than the fisherman, which makes Robalo a multi-purpose family boat.

Late in 2006, Robalo was recognized for excellence in customer satisfaction by the National Marine Manufacturers Association, as part of the association's Customer Satisfaction Index program. A recipient of this award must achieve and maintain an independently measured standard of excellence of 90 percent or higher in customer satisfaction over the past year, based on responses provided by over 50,000 industry-wide boat and engine customers.

# STRENGTH & STRATEGY
# ALL ABOARD FOR THE FUTURE

Marine Products Corporation is doing many things to thrive in a difficult environment, and just as important, to position ourselves for further success in the future. In the product development area, we have stated over the past number of years that we are pursuing the strategy of focusing on growing our sales of larger boats, both within our current size range and as an extension to that range. We have accomplished this goal, and have reported successive quarters and years of increased average selling prices, which improve our financial performance. We also have realized industry-leading retail unit sales in several of our larger model sizes. In 2007, we plan to continue the trend. At Chaparral, our new SSX Sport Decks are larger boats, and at Robalo, we have eliminated our smallest boat and introduced two new 30-foot models, thus shifting the entire product line into a new segment. And for our 2008 model year, we are planning to introduce a new 40-foot Chaparral Sport Yacht. This is the result of extensive design development efforts managed by additional engineering talent that we now have on board. We are excited about this new model, and believe that it will offer a new alternative for the satisfied Chaparral owner who is ready for a larger boat.

In addition to building boats that our customers want, Marine Products is doing its part to increase the awareness of recreational boating as an attractive alternative for consumers' leisure time. We are doing this by supporting the customer feedback process through the National Marine Manufacturers Association's Customer Service Index program, under which Robalo won an award in 2006. We know that many customers make



Robalo R300

purchasing decisions based upon these published scores, and we also value the feedback as an indication of how our customers feel about our products and their purchasing experience.

We are also supporting another National Marine Manufacturers Association program called the Grow Boating Initiative. Grow Boating seeks to improve quality, enhance the buying experience, develop positive images about boating to increase consumer awareness, and protect and increase access to waterways. Industry participation is key to the success of this program, and Marine Products Corporation is doing its part by providing financial support and leadership to the program. We believe that this program will make boating more appealing for the existing boater, as well as tap into the large potential market of domestic recreational boaters.

Marine Products Corporation has also enhanced the consumer buying experience with vastly improved websites. These websites are industry-leading platforms to allow potential purchasers to learn about Chaparral's and Robalo's facilities, history and products. A new feature also allows a potential purchaser to build and view a virtual boat online, with all of the engine, feature and color choices, and to view and price the boat on the website. Our websites also provide a portal to the Chaparral and Robalo Owners' Clubs.

Our new websites supplement our enhanced catalogs, product DVD's, and other collateral material which help our dealers to market our products. We are also continuing the initiatives of customized dealer sales and service training which we started several years ago. In 2006 we trained 650 dealer salesmen in their field locations and 101 dealer service technicians in our corporate training center, continuing a number of years of progress in this area.

## STAYING UNDERWAY

During challenging times in the boating industry, Marine Products Corporation continues to impress customers, shareholders, and industry observers. The company has always delivered quality products, produced positive financial results, and invested for the future. In the current difficult environment, we are closely monitoring our dealer inventories and working to ensure that backlog is at acceptable levels. We believe that we have one of the healthiest dealer inventory levels in the industry, and this is a key to maintaining the value of our brand name and positioning ourselves for increased demand. While managing appropriately in the short term, we are continuing to make investments in our products, processes, and in our industry which will defend our market share and grow our company over the long term.

Marine Products Corporation's financial strength, tenured management, and long-term time horizon are creating the right combination of prudent short-term management and long-term brand and shareholder value to continue the voyage that has been underway for over 40 years.


Chaparral SSX 256


Chaparral Signature 350


Chaparral SSX 256


Chaparral Signature 290

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

**(Mark One)**

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

**Commission File No. 1-16263**

# MARINE PRODUCTS CORPORATION

| | |
|---|---|
| **Delaware** | **58-2572419** |
| **(State of Incorporation)** | **(I.R.S. Employer Identification No.)** |

**2801 BUFORD HIGHWAY, SUITE 520**
**ATLANTA, GEORGIA 30329**
**(404) 321-7910**

Securities registered pursuant to Section 12(b) of the Act:

| *Title of each class* | *Name of each exchange on which registered* |
|---|---|
| COMMON STOCK, $0.10 PAR VALUE | NEW YORK STOCK EXCHANGE |

Securities registered pursuant to section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Marine Products Corporation common stock held by non-affiliates on June 30, 2006, the last business day of the registrant's most recent second fiscal quarter, was $103,711,928 based on the closing price on the New York Stock Exchange on June 30, 2006 of $9.73 per share.

Marine Products Corporation had 38,236,233 shares of common stock outstanding as of February 15, 2007.

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2007 Annual Meeting of Stockholders of Marine Products Corporation are incorporated by reference into Part III, Items 10 through 14 of this report.

## PART I

References in this document to "we," "our," "us," "Marine Products," or "the Company" mean Marine Products Corporation ("MPC") and its subsidiaries, Chaparral Boats, Inc. ("Chaparral") and Robalo Acquisition Company LLC ("Robalo"), collectively or individually, except where the context indicates otherwise.

### Forward-Looking Statements

Certain statements made in this report that are not historical facts are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements that relate to our business strategy, plans and objectives, and our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence our performance in the future.

The words "may," "should," "will," "expect," "believe," "anticipate," "intend," "plan," "believe," "seek," "project," "estimate," and similar expressions used in this document that do not relate to historical facts are intended to identify forward-looking statements. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements include, without limitation, statements regarding our belief that international sales could produce additional sales growth; our expectation to continue to offer sales incentives and promotion programs in the future; management's belief that Marine Products is well positioned to take advantage of current market conditions which characterize the industry; our intention to continue to strengthen our dealer network and build brand loyalty with dealers and customers; our ability to locate and complete strategic acquisitions that will complement our existing product lines, expand our geographic presence and strengthen our capabilities; our belief that our corporate infrastructure and marketing and sales capabilities, in addition to our cost structure and nationwide presence, enable us to compete effectively; our belief that we do not currently anticipate that any material expenditures will be required to continue to comply with existing environmental or safety regulations; our belief that our product liability insurance will be adequate; our intention to pursue acquisitions and form strategic alliances that will enable us to acquire complementary skills and capabilities, offer new products, expand our customer base and obtain other competitive advantages; our belief that the ultimate outcome of litigation arising in the ordinary course of business will not have a material adverse effect on our liquidity, financial condition or results of operations; our intention to continue to pay cash dividends; our ability to execute stated business and financial strategies in the future to better manage our Company; management's belief that realizing growth in net sales and profits in 2007 will be a challenge; management's belief that advertising and consumer targeting efforts will benefit the boating industry and our Company and could result in increased advertising and other selling and general administrative expenses during 2007; expectations about the amount of capital expenditures and contributions to our defined benefit plan during 2007 and the purpose of those capital expenditures; the adequacy of the Company's capital resources; the amount and timing of future contractual obligations; judgments about the Company's critical accounting policies; and the effect of various recent accounting pronouncements on the Company, its operating results and financial condition. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Marine Products Corporation to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These risks involve the outcome of current and future litigation, the impact of interest rates, economic conditions, fuel costs and weather on our business, our dependence on a network of independent boat dealers, the possibility of defaults by our dealers in their obligations to third-party dealer floor plan lenders, and our reliance on third party suppliers. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements. See "Risk Factors" on page 17 for a discussion of factors that may cause actual results to differ from our projections.

### Item 1. Business

Marine Products manufactures fiberglass motorized boats distributed and marketed through its independent dealer network. Marine Products' product offerings include Chaparral sterndrive and inboard pleasure boats and Robalo outboard sport fishing boats.

## Organization and Overview

Marine Products is a Delaware corporation incorporated on August 31, 2000, in connection with a spin-off from RPC, Inc. (NYSE: RES) ("RPC"). Effective February 28, 2001, RPC accomplished the spin-off by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products, a newly formed wholly-owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders.

Marine Products designs, manufactures and sells recreational fiberglass powerboats in the sportboat, deckboat, cruiser, and sport fishing markets. The Company sells its products to a network of 195 domestic and 44 international independent authorized dealers. Marine Products' mission is to enhance its customers' boating experience by providing them with high quality, innovative powerboats. The Company intends to remain a leading manufacturer of recreational powerboats for sale to a broad range of consumers worldwide.

The Company manufactures Chaparral sterndrive and inboard-powered sportboats, deckboats and cruisers, and Robalo sport fishing boats, which are powered by outboard engines and designed primarily for salt-water sport fishing. The most recent available industry statistics [source: Statistical Surveys, Inc. report dated September 30, 2006] indicate that Chaparral is the third largest manufacturer of 18 to 35 foot sterndrive boats in the United States.

Chaparral was founded in 1965 in Ft. Lauderdale, Florida. Chaparral's first boat was a 15-foot tri-hull design with a retail price of less than $1,000. Over time the Company grew by offering exceptional quality and consumer value. In 1976, Chaparral moved to Nashville, Georgia, where a manufacturing facility of a former boat manufacturing company was available for purchase. This provided Chaparral an opportunity to obtain additional manufacturing space and access to a trained work force. With over 40 years of boatbuilding experience, Chaparral continues to improve the design and manufacturing of its product offerings to meet the growing needs of discriminating recreational boaters.

Robalo was founded in 1969 and its first boat was a 19-foot center console salt-water fishing boat, among the first of this type of boat to have an "unsinkable" hull. The Company believes that Robalo's share of the outboard sport fishing boat market is approximately one percent.

## Products

Marine Products offers a comprehensive range of motorized recreational boats. Marine Products distinguishes itself by offering a wide range of products to the family recreational market and cruiser market through its Chaparral brand, and to the sport fishing market through its Robalo brand.

The following table provides a brief description of our product lines and their particular market focus:

| Product Line | Number of Models | Overall Length | Approximate Retail Price Range | Description |
|---|---|---|---|---|
| Chaparral - SSi Sportboats | 12 | 18′-28′ | $21,000 - $154,000 | Fiberglass bowriders and closed deck runabouts. Encompasses affordable, entry-level to mid-range and larger sportboats. Marketed as high value runabouts for family groups. |
| Chaparral – SSX Sportdecks | 3 | 24′-29′ | $49,000 - $142,000 | Fiberglass bowrider crossover sportboats that combine the ride of a sportboat and the usefulness of a deckboat. Marketed as high value runabouts with the usefulness of a deckboat for family groups. |
| Chaparral - Sunesta Deckboats | 6 | 22′-28′ | $41,000 - $82,000 | Fiberglass deck boats. Encompasses affordable, entry-level to mid-range deck boats. Marketed as high value family pleasure boats with the handling of a runabout, the style of a sportboat and the roominess of a cruiser. |
| Chaparral - Signature Cruisers | 7 | 26′-35′ | $66,000 - $345,000 | Fiberglass, accommodation-focused cruisers. Marketed to experienced boat owners through trade magazines and boat show exhibitions. |
| Robalo - Sport Fishing Boats | 8 | 21′-29′ | $55,000 - $213,000 | Sport fishing boats for large freshwater lakes or saltwater use. Marketed to experienced fishermen. |

### Manufacturing

Marine Products' manufacturing facilities are located in Nashville, Georgia and Valdosta, Georgia. Marine Products utilizes seven different plants to, among other things, manufacture interiors, design new models, create fiberglass hulls and decks, and assemble various end products. Quality control is conducted throughout the manufacturing process. The Company's manufacturing operations are ISO 9001: 2000 certified, which is an international designation of design, manufacturing, and customer service processes. ISO 9001: 2000 surpasses previous ISO designations. Management believes Chaparral is the third largest sterndrive boat manufacturing brand to hold the ISO 9001: 2000 certification. When fully assembled and inspected, the boats are loaded onto either company-owned trailers or third-party marine transport trailers for delivery to dealers. The manufacturing process begins with the design of a product to meet dealer and customer needs. Plugs are constructed in the research and development phase from designs. Plugs are used to create a mold from which prototype boats can be built. Adjustments are made to the plug design until acceptable parameters are met. The final plug is used to create the necessary number of production molds. Molds are used to produce the fiberglass hulls and decks. Fiberglass components are made by applying the outside finish or gel coat to the mold, then numerous layers of fiberglass and resin are applied during the lamination process over the gel coat. After curing, the hull and deck are removed from the molds and are trimmed and prepared for final assembly, which includes the installation of electrical and plumbing systems, engines, upholstery, accessories and graphics.

### Product Warranty

Marine Products provides a five year transferable hull structural warranty on Chaparral products against defects in material and workmanship and a 10 year transferable structural hull warranty on Robalo products. A one year warranty on components is provided as well. The engine manufacturer warrants engines included in the boats.

### Suppliers

Marine Products' two most significant components used in manufacturing its boats, based on cost, are engines and fiberglass. For each of these, there is currently an adequate supply available in the market. Marine Products has not experienced any material shortages in any of these products. Temporary shortages, when they do occur, usually involve manufacturers switching model mixes or introducing new product lines. Marine Products obtains most of its fiberglass from a leading domestic supplier. Marine Products believes that there are several alternative suppliers if this supplier fails to provide adequate quality or quantities at acceptable prices.

Marine Products does not manufacture the engines installed in its boats. Engines are generally specified by the dealers at the time of ordering, usually on the basis of anticipated customer preferences or actual customer orders. Sterndrive engines are purchased through the American Boatbuilders Association ("ABA"), which has entered into engine supply arrangements with Mercury Marine and Volvo Penta, the two currently existing suppliers of sterndrive engines. These arrangements contain incentives and discount provisions, which may reduce the cost of the engines purchased, if specified purchase volumes are met during specified periods of time. Although no minimum purchases are required, Marine Products expects to continue purchasing sterndrive engines through the ABA on a voluntary basis in order to receive volume-based purchase discounts. Marine Products does not have a long-term supply contract with the ABA. Marine Products has outboard engine supply contracts with Honda and Yamaha. These engine supply arrangements were not negotiated through the ABA. In the event of a sudden interruption in the supply of engines from these suppliers, our sales and profitability could be negatively impacted. See "Growth Strategies" below.

Marine Products uses other raw materials in its manufacturing processes. Among these are stainless steel and resins made from feedstocks. During 2006 the price of these raw materials increased, adversely affecting our 2006 operating results. See "Inflation" below.

**Sales and Distribution**

Sales are made through approximately 167 Chaparral dealers and 53 Robalo dealers located in markets throughout the United States. Approximately 25 of these dealers sell both brands. Dealers market directly to consumers at boat show exhibitions and in the dealers' showrooms. Marine Products also has 44 international dealers. Most of our dealers inventory and sell boat brands manufactured by other companies, including some that compete directly with our brands. The territories served by any dealer are not exclusive to the dealer; however, Marine Products uses discretion in establishing relationships with new dealers in an effort to protect the mutual interests of the existing dealers and the Company. Marine Products' nine independent field sales representatives call upon existing dealers and develop new dealer relationships. The field sales representatives are directed by a National Sales Coordinator, who is responsible for developing a full dealer distribution network for the Company's products. The marketing of boats to retail customers is primarily the responsibility of the dealer. Marine Products supports dealer marketing efforts by supplementing local advertising, sales and marketing follow up in boating magazines, and participation in selected regional, national, and international boat show exhibitions. No single dealer accounts for more than 10 percent of sales.

Marine Products continues to seek new dealers in many areas throughout the U.S., Europe, South America, Asia, Russia and the Middle East. In general, Marine Products requires payment in full before it will ship a boat overseas. Consequently, there is no credit risk associated with its international sales or risk related to foreign currency fluctuation. Marine Products believes international sales could produce additional sales growth. Due in part to U.S. dollar weakness, sales to international dealers increased in 2006 compared to 2005. International sales in 2006, 2005 and 2004 were approximately 18.0, 15.0 and 6.0 percent of total sales, respectively.

Marine Products' sales orders are indicators of strong interest from its dealers. Historically, dealers have in most cases taken delivery of all their orders. The Company attempts to ensure that its dealers do not accept an excessive amount of inventory by jointly monitoring their inventory levels. Knowledge of inventory levels at the individual dealers facilitates production scheduling with very short lead times in order to maintain flexibility, in the event that adjustments need to be made to dealer shipments. In the past, Marine Products has been able to resell any boat for which the order has been cancelled. To date, order delays have not had a material effect on Marine Products.

Most of Marine Products' domestic shipments are made pursuant to "floor plan financing" programs in which Marine Products' subsidiaries participate on behalf of their dealers with two major third-party financing institutions. Under these arrangements, a dealer establishes lines of credit with one or more of these third-party lenders for the purchase of boat inventory for sales to retail customers in their show room or during boat show exhibitions. When a dealer purchases and takes delivery of a boat pursuant to a floor plan financing arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to Marine Products, generally, within 10 business days. When the dealer in turn sells the boat to a retail customer, the dealer repays the lender, thereby restoring its available credit line. Each dealer's floor plan credit facilities are secured by the dealer's inventory, letters of credit, and perhaps other personal and real property. Most dealers maintain financing arrangements with more than one lender. In connection with the dealer's floor plan financing arrangements with qualified lenders, Marine Products or its subsidiaries have agreed to repurchase any of its boats, up to specified limits, which the lender repossesses from a dealer and returns to Marine Products in a "like new" condition. In the event that a dealer defaults under a credit line, the lender may then invoke the manufacturers' repurchase agreement with respect to that dealer. In that event, all repurchase agreements of all manufacturers supplying a defaulting dealer are generally invoked regardless of the boat or boats with respect to which the dealer has defaulted. As of December 31, 2006, Marine Products' aggregate obligation to repurchase boats under these floor plan financing programs described above was approximately $3.5 million. Unlike Marine Products' obligation to repurchase boats repossessed by lenders, Marine Products is under no obligation to repurchase boats directly from dealers. Marine Products does not sponsor financing programs to the consumer; any consumer financing promotions for a prospective boat purchaser would be the responsibility of the dealer.

Marine Products' dealer sales incentive programs are variously designed to promote early replenishment of the stock in dealer inventories depleted throughout the prime spring and summer selling seasons, promote the sales of older models in dealer inventory and particular models during specified periods. These programs help to stabilize Marine Products' manufacturing between the peak and off-peak periods, and promote sales of certain models. For the 2007 model year (which commenced July 1, 2006), Marine Products offered its dealers several sales incentive programs based on dollar volumes and timing of dealer purchases. Program incentives offered include sales discounts, inventory reduction rebates, and payment of floor plan financing interest charged by qualified floor plan providers to dealers generally through March 31, 2007. After the interest payment programs end, interest costs revert to the dealer at rates set by the lender. A dealer makes periodic curtailment payments (principal payments) on outstanding obligations against its dealer inventory as set forth in the floor plan financing agreements between the dealer and their particular lender.

These various sales incentives and promotions have resulted in relatively level month-to-month production and sales. Similar sales incentive and promotion programs have been in effect during the past several years, and Marine Products expects to continue to offer these types of programs in the future.

The sales order backlog was approximately 1,600 boats with estimated net sales of approximately $75 million as of December 31, 2006. This represents an approximate 13 week backlog based on recent production levels. As of December 31, 2005, the sales order backlog was approximately 1,900 boats with estimated net sales of approximately $81 million. The decrease in the sales order backlog is the result of production level adjustments made to manage field inventory levels. The Company typically does not manufacture a significant number of boats for its own inventory. The Company occasionally manufactures boats for its own inventory because the number of boats required for immediate shipment is not always the most efficient number of boats to produce in a given production schedule.

**Research and Development**

Essentially the same technologies and processes are used to produce fiberglass boats by all boat manufacturers. The most common method is open-face molding. This is usually a labor-intensive, manual process whereby employees hand spray and apply fiberglass and resin in layers on open molds to create boat hulls, decks and other smaller fiberglass components. This process can result in inconsistencies in the size and weight of parts, which may lead to higher warranty costs. A single open-face mold is typically capable of producing approximately three hulls per week.

Marine Products has been a leading innovator in the recreational boating industry. One of the Company's most innovative designs is the full-length "Extended V-Plane" running surface on its Chaparral boat models. Typically, sterndrive boats have a several foot gap on the bottom rear of the hull where the engine enters the water. With the Extended V-Plane, the running surface extends the full length to the rear of the boat. The benefit of this innovation is more deck space, better planing performance and a more comfortable ride. Although the basic hull designs are similar, the Company introduces a variety of new models each year and periodically replaces, updates or discontinues existing models.

Another hull design is the Hydro Lift™ used on the Robalo boat models. This variable dead rise hull design provides a smooth ride in rough conditions. It increases the maximum speed obtainable by a given engine horsepower and weight of the boat. Robalo's current models utilize the Hydro Lift™ design and we plan to continue to provide this design on Robalo models.

In support of its new product development efforts, Marine Products incurred research and development costs of $1.4 million in 2006, $1.9 million in 2005 and $1.7 million in 2004.

**Industry Overview**

For 2006, the recreational boating industry accounted for less than one percent of the United States gross domestic product. The recreational marine market is a mature market, with 2005 (latest data available to us) retail expenditures of approximately $37 billion spent on new and used boats, motors and engines, trailers, accessories and other associated costs as estimated by the National Marine Manufacturers Association ("NMMA"). Pleasure boats compete for consumers' free time with all other leisure activities, from computers and video games to other outdoor sports. One of the greatest obstacles to continued growth for the recreational boating industry is consumers' diminishing leisure time.

The NMMA conducts various surveys of pleasure boat industry trends, and the most recent surveys indicate that 69 million people in the United States participate in recreational boating. There are currently over 17 million boats owned in the United States, including outboard, inboard, sterndrive, sailboats, personal watercraft, and miscellaneous (canoes, kayaks, rowboats, etc.). Marine Products competes in the sterndrive and inboard boating category with its three lines of Chaparral boats, and in the outboard boating category with its Robalo sport fishing boats. More than 90 percent of the Company's models are sterndrive boats.

Industry sales of sterndrive boats in the United States during 2006 totaling 55,363 (source: Info-Link Technologies, Inc.), accounted for approximately 42 percent of the total new fiberglass powerboats sold that were between 18 and 35 feet in hull length. Sales of sterndrive boats had an estimated total retail value of $2.9 billion, or an average retail price per boat of approximately $52,000. Management believes that the five largest states for boat sales are Florida, Michigan, California, Minnesota and Texas. Marine Products has dealers in each of these states.

The U.S. domestic recreational boating industry includes sales in the segments of new and used boats, motors and engines, trailers, and other boat accessories. New fiberglass boat market segment with hull lengths of 18 to 35 feet, represented $6.2 billion in retail sales during 2006. This is the market segment in which Marine Products competes. The table below reflects the estimated sales within this segment by category for 2006 and 2005, ranked by 2006 retail sales (source: Info-Link Technologies, Inc.):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | **Boats** | **Sales ($ B)** | **Boats** | **Sales ($ B)** |
| Sterndrive Boats | 55,363 | $2.9 | 58,161 | $2.9 |
| Outboard Boats | 58,034 | 2.1 | 62,469 | 2.3 |
| Inboard Boats | 14,485 | 1.1 | 13,995 | 1.0 |
| Jet Boats | 3,943 | 0.1 | 4,169 | 0.1 |
| TOTAL | 131,825 | $6.2 | 138,794 | $6.3 |

Chaparral's products are categorized as sterndrive and inboard boats and Robalo's products are categorized as outboard boats.

The recreational boat manufacturing market remains highly fragmented. With the exception of Brunswick Corporation and Genmar Holdings, Inc., which have acquired a number of recreational boat manufacturing operations, there has been very little consolidation in the industry. We estimate that the boat manufacturing industry includes over 150 sterndrive manufacturers and over 600 outboard boat manufacturers, largely small, privately held companies with varying degrees of professional management and manufacturing skill. According to estimates provided by Statistical Surveys, Inc., during the nine months ended September 30, 2006 (latest information available), the top five sterndrive manufacturers have a market share of approximately 52 percent. Chaparral's market share in units during the period was 8.1 percent, which represents a decline of 0.2 percentage points compared to the same period in 2005. This decline is attributable to Chaparral's declining market share of boats that are 18 to 20 feet in length, although its market share in boats that are 21 to 35 feet in length increased during the same period. We attribute this decline in overall market share to Chaparral's strategy of designing, building, and selling larger boats which carry higher average selling prices, as well as the strategy of certain other manufacturers who are designing smaller boats which are manufactured in offshore manufacturing facilities and sold in the domestic market at a lower price, thereby increasing the overall market share of these manufacturers.

Several factors influence sales trends in the recreational boating industry, including general economic growth, consumer confidence, household incomes, weather, tax laws, demographics and consumers' leisure time. Interest rates and fuel prices can have a direct impact on boat sales, as well as various trends at the local, regional and national level. In addition, inflation has an impact on boat sales. If the cost of raw materials used in the manufacturing process increases, then the cost of boat ownership increases as well, which may prompt consumers either to buy a smaller boat or not purchase one. Competition from other leisure and recreational activities, such as vacation properties and travel, can also affect sales of recreational boats.

Management believes Marine Products is well positioned to take advantage of the following conditions, which continue to characterize the industry:

- labor-intensive manufacturing processes that remain largely unautomated;
- increasingly strict environmental standards derived from governmental regulations and customer sensitivities;
- a lack of focus on coordinated customer service and support by dealers and manufacturers; and
- a high degree of fragmentation and competition among the more than 150 sterndrive recreational boat manufacturers.

**Growth Strategies**

Recreational boating is a mature industry. According to Info-Link Technologies, Inc., sales of sterndrive boats were comparable in 2004 and 2005, but decreased by approximately five percent in 2006. During this time, Marine Products has experienced a compound annual decline rate of approximately eight percent in the number of boats sold. Marine Products has historically grown its boat sales and net sales primarily through increasing market share and by expanding the number of models and product lines. Unit sales declined in 2006 partly due to industry conditions, but also because of Marine Products' strategy of building larger boats with higher average selling prices. Chaparral has grown its sterndrive market share in the 18 to 35 feet length category from 5.9 percent in fiscal 1996 to 8.1 percent during the nine months ended September 30, 2006 (the most recent information provided to us by Statistical Surveys, Inc.). The Company continues to expand its product offerings in the outboard boat market, the largest boat market not previously served by the Company's products, and by improvement of existing models and expansion into larger boats within its sterndrive and inboard offerings.

Marine Products' operating strategy emphasizes innovative designs and manufacturing processes, by producing a high quality product while lowering manufacturing costs through increased efficiencies in our facilities. In addition, we seek opportunities to leverage our buying power through economies of scale. Management believes its membership in the ABA positions Marine Products as a significant third party customer of major suppliers of sterndrive engines. Marine Products' Chaparral subsidiary is a founding member of the ABA, which collectively represents 13 independent boat manufacturers that have formed a buying group to pool their purchasing power in order to gain improved pricing on engines, fiberglass, resin and many other components. Marine Products intends to continue seeking the most advantageous purchasing arrangements from its suppliers.

Our marketing strategy seeks to increase market share by enabling Marine Products to expand its presence by building dedicated sales, marketing and distribution systems. Marine Products has a distribution network of 239 dealers located throughout the United States and internationally. Our strategy is to increase selectively the quantity of our dealers, and work to improve the quality and effectiveness of our entire dealer network. Marine Products seeks to capitalize on its strong dealer network by educating its dealers on the sales and servicing of our products and helping them provide more comprehensive customer service, with the goal of increasing customer satisfaction, customer retention and future sales. Marine Products provides promotional and incentive programs to help its dealers increase product sales and customer satisfaction. Marine Products intends to continue to strengthen its dealer network and build brand loyalty with both dealers and customers.

As part of Marine Products' overall strategy, Marine Products will also consider making strategic acquisitions in order to complement existing product lines, expand its geographic presence in the marketplace and strengthen its capabilities depending upon availability, price and complementary product lines.

**Competition**

The recreational boat industry is highly fragmented, resulting in intense competition for customers, dealers and boat show exhibition space. There is significant competition both within markets we currently serve and in new markets that we may enter. Marine Products' brands compete with several large national or regional manufacturers, that have substantial financial, marketing and other resources. However, we believe that our corporate infrastructure and marketing and sales capabilities, in addition to our cost structure and our nationwide presence, enable us to compete effectively against these companies. In each of our markets, Marine Products competes on the basis of responsiveness to customer needs, the quality and range of models offered, and the competitive pricing of those models. Additionally, Marine Products faces general competition from all other recreational businesses seeking to attract consumers' leisure time and discretionary spending dollars.

According to Statistical Surveys, Inc., the following is a list of the top ten (largest to smallest) sterndrive boat manufacturers in the United States based on unit sales between 2004 and 2006. Several of these manufacturers are part of larger integrated boat building companies and are marked with asterisks. According to Info-Link Technologies, Inc., the companies set forth below represent approximately 70 percent of all United States retail sterndrive boat registrations between 2004 and 2006.

1. Sea Ray
2. Bayliner*
3. Chaparral
4. Crownline
5. Four Winns **
6. Tracker Marine
7. Glastron **
8. Stingray
9. Larson**
10. Cobalt

The outboard engine powered market has a large breadth and depth, accounting for almost 44 percent of all boats sold. Robalo's share of the outboard sport fishing boat market during the nine months ended September 30, 2006 was approximately one percent. Primary competitors for Robalo include Sea-Pro,* Grady-White, Mako, Trophy*, Boston Whaler* and Hydra Sports**.

* a subsidiary of Brunswick Corporation

** a subsidiary of Genmar Holdings, Inc.

**Environmental and Regulatory Matters**

Certain materials used in boat manufacturing, including the resins used to make the decks and hulls, are toxic, flammable, corrosive, or reactive and are classified by the federal and state governments as "hazardous materials." Control of these substances is regulated by the Environmental Protection Agency ("EPA") and state pollution control agencies, which require reports and inspect facilities to monitor compliance with their regulations. The Occupational Safety and Health Administration ("OSHA") standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Marine Products' manufacturing facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. Marine Products believes that its facilities comply in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase during the coming years, we do not currently anticipate that any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with its existing manufacturing facilities.

Recreational powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community's imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. All boats sold by Marine Products meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971. The Boat Safety Act requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. While Marine Products has instituted recalls for defective component parts produced by other manufacturers, there has never been a safety related recall resulting from Marine Products' design or manufacturing process. None of the recalls has had a material adverse effect on Marine Products.

**Employees**

As of December 31, 2006, Marine Products had approximately 1,100 employees, of whom six were management and 48 administrative. None of Marine Products' employees is party to a collective bargaining agreement. Marine Products' entire workforce is currently employed in the United States and Marine Products believes that its relations with its employees are good.

**Proprietary Matters**

Marine Products owns a number of trademarks and trade names that it believes are important to its business. Except for the Chaparral, Robalo and Wahoo! trademarks, however, Marine Products is not dependent upon any single trademark or trade name or group of trademarks or trade names. The Chaparral, Robalo and Wahoo! trademarks are currently registered in the United States. The current duration for such registration ranges from seven to 15 years but each registration may be renewed an unlimited number of times.

Several of Chaparral's designs are protected under the U.S. Copyright Office's Vessel Hull Design Protection Act. This law grants an owner of an original vessel hull design certain exclusive rights. Protection is offered for hull designs that are made available to the public for purchase provided that the application is made within two years of the hull design being made public. As of December 31, 2006, there were 22 Chaparral hull designs and four Robalo hull designs registered under the Vessel Hull Design Protection Act.

**Seasonality**

Marine Products' quarterly operating results are affected by weather and general economic conditions. Quarterly operating results for the second quarter have historically recorded the highest sales volume for the year because this corresponds with the highest retail sales volume period. The results for any quarter are not necessarily indicative of results to be expected in any future period.

**Inflation**

During 2006 and 2005 the Company has experienced an increase in certain material and component costs. The Company has responded to these increases in costs by instituting price increases to its dealers effective January 1, 2006, and instituting an additional price increase for the 2007 model year which began on July 1, 2006. These price increases did not fully absorb the increased material costs during 2006 and therefore negatively impacted the Company's gross margin. With the continued risk of high commodity prices, energy prices and petroleum based products, the price of materials may continue to increase. If the prices of these raw materials and components continue to increase, or the prices of other factors of production increase, Marine Products will, to the extent deemed appropriate, attempt to increase its product prices to offset its increased costs. No assurance can be given, however, that the Company will be able to adequately increase its product prices in response to inflation or estimate the impact on future sales of increasing our product prices.

New boat buyers typically finance their purchases. Higher inflation typically results in higher interest rates that could translate into an increased cost of boat ownership. Prospective buyers may choose to delay their purchases or buy a less expensive boat. The recent increases in interest rates may have had a negative impact on our 2006 sales, and if interest rates remain at current levels or increase further, our future sales and profits may be negatively impacted.

**Availability of Filings**

Marine Products makes available free of charge on its website, www.marineproductscorp.com, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the same day as they are filed with the Securities and Exchange Commission.

**Item 1A. Risk Factors**

*Economic Conditions and Consumer Confidence Levels Affect Marine Products' Sales because Marine Products' Products are Purchased with Discretionary Income*

During an economic recession or when an economic recession is perceived as a threat, Marine Products will be adversely affected as consumers have less discretionary income or are more apt to save their discretionary income rather than spend it. During times of global political or economic uncertainty, Marine Products will be negatively affected to the extent consumers delay large discretionary purchases pending the resolution of those uncertainties.

*Interest Rates and Fuel Prices Affect Marine Products' Sales*

The Company's products are often financed by our dealers and the retail boat consumers. Higher interest rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of boat purchases for consumers. Fuel costs can represent a large portion of the costs to operate our products. Therefore, higher interest rates and fuel costs can adversely affect consumers' decisions relating to recreational boating purchases.

*Marine Products' Dependence On Its Network Of Independent Boat Dealers May Affect Its Growth Plans And Sales*

Virtually all of Marine Products' sales are derived from its network of independent boat dealers. Marine Products has no long-term agreements with these dealers. Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. We face intense competition from other recreational powerboat manufacturers in attracting and retaining independent boat dealers. The number of independent boat dealers supporting the Chaparral and Robalo trade names and the quality of their marketing and servicing efforts are essential to Marine Products' ability to generate sales. A deterioration in the number or quality of Marine Products' network of independent boat dealers would have a material adverse effect on its boat sales. Marine Products' inability to attract new dealers and retain those dealers, or its inability to increase sales with existing dealers, could substantially impair its ability to execute its growth plans.

Although Marine Products' management believes that the quality of its products and services in the recreational boating market should permit it to maintain its relationship with its dealers and its market position, there can be no assurance that Marine Products will be able to sustain its current sales levels. In addition, independent dealers in the recreational boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of Marine Products' dealers in the future if the surviving entity in any such consolidation purchases similar products from a Marine Products competitor. See "Growth Strategies" above.

*Marine Products' Financials May Be Adversely Affected By Boat Dealer Defaults*

The Company's products are sold through dealers and the financial health of these dealers is critical to the Company's continued success. The Company's results can be negatively affected if a dealer defaults. Marine Products communicates with its dealers and manages production levels to maintain the appropriate level of field inventory.

*Marine Products' Sales Are Affected By Weather Conditions*

Marine Products' business is subject to weather patterns that may adversely affect its sales. For example, drought conditions, or merely reduced rainfall levels, or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in some locations. Hurricanes and other storms could cause disruptions of our operations or damage to our boat inventories and docking facilities, as was the case during the 2005 hurricane season when several boating markets were adversely affected.

*Marine Products Encounters Intense Competition Which Affects our Sales and Profits*

The recreational boat industry is highly fragmented, resulting in intense competition for customers, dealers and boat show exhibition space. This competition affects both the markets which we currently serve and new markets that we may enter in the future. We compete with several large national or regional manufacturers that have substantial financial, marketing and other resources. Competitive manufacturers have executed a strategy of constructing entry-level smaller boats which are constructed in off-shore manufacturing plants with lower labor costs. These competitive conditions have contributed to our inability to pass along our increased manufacturing costs to customers, reduced our market share in various selling categories including particularly smaller boats, and caused our profit margins to decrease.

*Marine Products Has Potential Liability for Personal Injury and Property Damage Claims*

The products we sell or service may expose Marine Products to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected Marine Products' business. Marine Products maintains product liability insurance that it believes to be adequate. However, there can be no assurance that Marine Products will not experience legal claims in excess of its insurance coverage or that claims will be covered by insurance. Furthermore, any significant claims against Marine Products could result in negative publicity, which could cause Marine Products' sales to decline.

*Because Marine Products Relies On Third Party Suppliers, Marine Products May Be Unable To Obtain Adequate Raw Materials and Components*

Marine Products is dependent on third party suppliers to provide raw materials and components essential to the construction of its various powerboats. Especially critical are the availability and cost of marine engines and commodity raw materials used in the manufacture of Marine Products' boats. While Marine Products' management believes that supplier relationships currently in place are sufficient to provide the materials necessary to meet present production demands, there can be no assurance that these relationships will continue or that the quantity or quality of materials available from these suppliers will be sufficient to meet Marine Products' future needs, irrespective of whether Marine Products successfully implements its growth and acquisition strategies. Disruptions in current supplier relationships or the inability of Marine Products to continue to purchase construction materials in sufficient quantities and of sufficient quality at acceptable prices to meet ongoing production schedules could cause a decrease in sales or a sharp increase in the cost of goods sold. Additionally, because of this dependence, the volatility in commodity raw materials or current or future price increases in construction materials or the inability of Marine Products' management to purchase construction materials required to complete its growth and acquisition strategies could cause a reduction in Marine Products' profit margins or reduce the number of powerboats Marine Products may be able to produce for sale.

*Marine Products May Be Unable To Identify, Complete or Successfully Integrate Acquisitions*

Marine Products intends to pursue acquisitions and form strategic alliances that will enable Marine Products to acquire complementary skills and capabilities, offer new products, expand its customer base, and obtain other competitive advantages. There can be no assurance, however, that Marine Products will be able to successfully identify suitable acquisition candidates or strategic partners, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, integrate acquired operations into its existing operations, or expand into new markets. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management resources, and possible adverse effects on earnings and earnings per share resulting from increased interest costs, the issuance of additional securities, and difficulties related to the integration of the acquired business. The failure to integrate acquisitions successfully may divert management's attention from Marine Products' existing operations and may damage Marine Products' relationships with its key customers and suppliers.

*Marine Products' Success Will Depend On Its Key Personnel, and The Loss Of Any Key Personnel May Affect Its Powerboat Sales*

Marine Products' success will depend to a significant extent on the continued service of key management personnel. The loss or interruption of the services of any senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could disrupt Marine Products' operations and cause a decrease in its sales and profit margins.

*Marine Products' Ability to Attract and Retain Qualified Employees Is Crucial To Its Results of Operations and Future Growth*

Marine Products relies on the existence of an available hourly workforce to manufacture its products. As with many businesses, we are challenged to find qualified employees. There are no assurances that Marine Products will be able to attract and retain qualified employees to meet current and/or future growth needs.

*If Marine Products Is Unable to Comply With Environmental and Other Regulatory Requirements, Its Business May Be Exposed to Liability and Fines*

Marine Products' operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While Marine Products believes that it maintains all requisite licenses and permits and is in compliance with all applicable federal, state and local regulations, there can be no assurance that Marine Products will be able to continue to maintain all requisite licenses and permits and comply with applicable laws and regulations. The failure to satisfy these and other regulatory requirements could cause Marine Products to incur fines or penalties or could increase the cost of operations. The adoption of additional laws, rules and regulations could also increase Marine Products' costs.

As with boat construction in general, our manufacturing processes involve the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes. Accordingly, we are subject to regulations regarding these substances, and the misuse or mishandling of such substances could expose Marine Products to liability or fines.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby reducing future sales.

*Marine Products' Stock Price Has Been Volatile*

Historically, the market price of common stock of companies engaged in the boat manufacturing industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past. In addition, the availability of Marine Products common stock to the investing public is limited to the extent that shares are not sold by the executive officers, directors and their affiliates, which could negatively impact the trading price of Marine Products' common stock, increase volatility and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a substantial portion of their shares could also negatively affect the trading price of Marine Products' common stock.

*Marine Products' Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In Marine Products' Management*

The Company has elected the "Controlled Corporation" exemption under Rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Corporation" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Corporation," the Company need not comply with certain NYSE rules including those requiring a majority of independent directors.

Marine Products' executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 69 percent of Marine Products' outstanding shares of common stock. As a result, these stockholders effectively control the operations of Marine Products, including the election of directors and approval of significant corporate transactions such as acquisitions. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of Marine Products at a premium.

*Provisions in Marine Products' Certificate of Incorporation and Bylaws May Inhibit a Takeover of Marine Products*

Marine Products' certificate of incorporation, bylaws and other documents contain provisions including advance notice requirements for shareholder proposals and staggered terms of office for the Board of Directors. These provisions may make a tender offer, change in control or takeover attempt that is opposed by Marine Products' Board of Directors more difficult or expensive.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

Marine Products' corporate offices are located in Atlanta, Georgia. These offices are currently shared with RPC and are leased. The monthly rent paid is allocated between Marine Products and RPC. Under this arrangement, Marine Products pays approximately $3,000 per month in rent. Marine Products may cancel this arrangement at any time after giving a 30 day notice.

Chaparral owns and maintains approximately 1,065,500 square feet of space utilized for manufacturing, research and development, warehouse, and sales office and operations in Nashville, Georgia. In addition, the Company leases 83,000 square feet of manufacturing space at the Robalo facility in Valdosta, Georgia, under a long-term arrangement expiring in 2014. Marine Products' total square footage under roof is allocated as follows: manufacturing — 795,000, research and development — 67,500, warehousing — 201,000, office and other — 85,000.

**Item 3. Legal Proceedings**

Marine Products is involved in litigation from time to time in the ordinary course of its business. Marine Products does not believe that the ultimate outcome of such litigation will have a material adverse effect on its liquidity, financial condition or results of operations.

**Item 4. Submission of Matters to a Vote of Security Holders**

There were no matters submitted to a vote of security holders during the fourth quarter of 2006.

**Item 4A. Executive Officers of the Registrant**

Each of the executive officers of Marine Products was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next annual meeting of stockholders or until his or her earlier removal by the Board of Directors or his or her resignation. The following table lists the executive officers of Marine Products and their ages, offices, and date first elected to office.

| Name and Office with Registrant | Age | Date First Elected to Present Office |
|---|---|---|
| R. Randall Rollins (1)<br>Chairman of the Board | 75 | 2/28/01 |
| Richard A. Hubbell (2)<br>President and Chief Executive Officer | 62 | 2/28/01 |
| James A. Lane, Jr. (3)<br>Executive Vice President and President of Chaparral Boats, Inc. | 64 | 2/28/01 |
| Linda H. Graham (4)<br>Vice President and Secretary | 70 | 2/28/01 |
| Ben M. Palmer (5)<br>Vice President, Chief Financial Officer and Treasurer | 46 | 2/28/01 |

(1) R. Randall Rollins began working for Rollins, Inc. (consumer services) in 1949. At the time of the spin-off of RPC from Rollins, in 1984, Mr. Rollins was elected Chairman of the Board and Chief Executive Officer of RPC. He remains Chairman of RPC and stepped down from the position of Chief Executive Officer effective April 22, 2003. He has served as Chairman of the Board of Marine Products since February 2001 and Chairman of the Board of Rollins, Inc. since October 1991. He is also a director of Dover Downs Gaming and Entertainment, Inc. and Dover Motorsports, Inc. and until April 2004, he served as a director of SunTrust Banks, Inc. and SunTrust Banks of Georgia.

(2) Richard A. Hubbell has been the President and Chief Executive Officer of Marine Products since it was spun off in February 2001. He has also been the President of RPC since 1987 and its Chief Executive Officer since April 22, 2003. Mr. Hubbell serves on the Board of Directors for both of these companies.

(3) James A. Lane, Jr., has held the position of President of Chaparral Boats (formerly a subsidiary of RPC) since 1976. Mr. Lane has been Executive Vice President and Director of Marine Products since it was spun off in 2001. He is also a director of RPC and has served in that capacity since 1987.

(4) Linda H. Graham has been Vice President and Secretary of Marine Products since it was spun off in 2001, and Vice President and Secretary of RPC since 1987. Ms. Graham serves on the Board of Directors for both of these companies.

(5) Ben M. Palmer has been Vice President, Chief Financial Officer and Treasurer of Marine Products since it was spun off in 2001 and has served the same roles at RPC since 1996.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Marine Products' common stock is listed for trading on the New York Stock Exchange under the symbol "MPX." All share and dividends per share data disclosed below have been restated for the three-for-two stock split effective March 10, 2005. At February 15, 2007, there were 38,236,233 shares of common stock outstanding.

At the close of business on February 15, 2007, there were approximately 4,200 holders of record of the Company's common stock. The high and low prices of Marine Products' common stock and dividends paid for each quarter in the years ended December 31, 2006 and 2005 were as follows:

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| Quarter | High | Low | Dividends | High | Low | Dividends |
| First | $12.35 | $10.10 | $0.05 | $21.40 | $15.94 | $0.04 |
| Second | 11.02 | 8.98 | 0.05 | 17.52 | 11.90 | 0.04 |
| Third | 9.98 | 7.65 | 0.05 | 15.10 | 10.55 | 0.04 |
| Fourth | $12:28 | $9.14 | $0.05 | $12.80 | $9.25 | $0.04 |

At the January 23, 2007 Board of Directors' Meeting, the Board approved an increase in the quarterly cash dividend, from $0.05 to $0.06. The Company expects to continue to pay cash dividends to common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

*Performance Graph*

The following graph shows a five-year comparison of the cumulative total stockholder return based on the performance of the stock of the Company, assuming dividend reinvestment, as compared with both a broad equity market index and an industry or peer group index. The indices included in the following graph are the Russell 2000 Index ("Russell 2000") and a peer group which includes companies that are considered peers of the Company ("Peer Group"). The companies included in the peer group have been weighted according to each respective issuer's stock market capitalization at the beginning of each year. The companies are Brunswick Corporation and MarineMax, Inc.

The Russell 2000 is used because the Company became a component of the Russell 2000 in 2004, and because the Russell 2000 is a stock index representing small capitalization U.S. stocks. During 2006 the components of the Russell 2000 had an average market capitalization of $1.25 billion.

The graph below assumes the value of $100.00 invested on December 31, 2001.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
1,600
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
2006
Marine Products Corporation Common Stock
Peer Group
Russell 2000 Index
*Assumes Reinvestment of Dividends

**Item 6. Selected Financial Data**

The following table summarizes certain selected financial data of Marine Products. The historical information may not be indicative of Marine Products' future results of operations. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this document.

| | Years Ended December 31, (In thousands, except share, per share and employee data) | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Statement of Income Data:** | | | | | |
| Net sales | $261,378 | $272,057 | $252,418 | $193,980 | $162,682 |
| Cost of goods sold | 201,971 | 202,936 | 186,832 | 143,663 | 125,282 |
| Gross profit | 59,407 | 69,121 | 65,586 | 50,317 | 37,400 |
| Selling, general and administrative expenses | 32,474 | 33,557 | 29,810 | 23,015 | 18,018 |
| Operating income | 26,933 | 35,564 | 35,776 | 27,302 | 19,382 |
| Interest income | 2,502 | 1,330 | 590 | 501 | 600 |
| Income before income taxes | 29,435 | 36,894 | 36,366 | 27,803 | 19,982 |
| Income tax provision | 9,121 | 10,671 | 12,623 | 9,731 | 7,593 |
| **Net income** | $20,314 | $26,223 | $23,743 | $18,072 | $12,389 |
| **Earnings per share:** | | | | | |
| Basic | $0.54 | $0.69 | $0.62 | $0.47 | $0.32 |
| Diluted | $0.52 | $0.65 | $0.58 | $0.45 | $0.31 |
| **Dividends paid per share** | $0.20 | $0.16 | $0.11 | $0.07 | $0.03 |
| **Other Financial and Operating Data:** | | | | | |
| Gross profit margin percent | 22.7% | 25.4% | 26.0% | 25.9% | 23.0% |
| Operating margin percent | 10.3% | 13.1% | 14.2% | 14.1% | 11.9% |
| Net cash provided by operating activities | $23,997 | $19,366 | $29,405 | $17,828 | $11,696 |
| Net cash provided by (used for) investing activities | 1,351 | (2,023) | (1,924) | (4,432) | 2,860 |
| Net cash used for financing activities | (8,494) | (26,356) | (7,110) | (4,432) | (2,229) |
| Capital expenditures | $1,667 | $1,118 | $2,838 | $3,707 | $3,800 |
| Employees at end of year | 1,089 | 1,065 | 1,187 | 975 | 867 |
| Factory and administrative space at end of year (square ft.) | 1,149 | 1,149 | 1,146 | 1,128 | 898 |
| **Balance Sheet Data at end of year:** | | | | | |
| Cash and cash equivalents | $54,456 | $37,602 | $46,615 | $26,244 | $17,280 |
| Marketable securities — current | 652 | 1,323 | 132 | 1,402 | 1,929 |
| Marketable securities — non-current | 3,715 | 5,893 | 6,202 | 5,930 | 4,865 |
| Inventories | 29,556 | 26,856 | 25,869 | 21,770 | 20,685 |
| Working capital | 76,506 | 61,341 | 61,989 | 45,984 | 33,390 |
| Property, plant and equipment, net | 16,641 | 17,252 | 18,362 | 17,761 | 16,216 |
| Total assets | 124,179 | 108,805 | 109,734 | 86,314 | 71,063 |
| Total stockholders' equity | $101,401 | $87,688 | $87,372 | $69,966 | $56,833 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based upon and should be read in conjunction with "Selected Financial Data" and "Financial Statements and Supplementary Data." See also "Forward-Looking Statements" on page 8.

### Overview

Marine Products, through our wholly-owned subsidiaries Chaparral and Robalo, is a leading manufacturer of recreational fiberglass powerboats. Our sales and profits are generated by selling the products that we manufacture to a network of independent dealers who in turn sell the products to retail customers. These dealers are located throughout the continental United States and in several international markets. Most of these dealers finance their inventory through third-party floorplan lenders, who pay Marine Products upon delivery of the products to the dealers.

We manage our Company by focusing on the execution of the following business and financial strategies:

- Manufacturing high-quality, stylish, and innovative powerboats for our dealers and retail customers,
- Providing our independent dealer network appropriate incentives, training, and other support to enhance their success and their customers' satisfaction, thereby facilitating their continued relationship with us,
- Managing our production and dealer order backlog to maximize profitability and reduce risk in the event of a downturn in sales of our products,
- Maintaining a flexible, variable cost structure which can be reduced quickly when deemed appropriate,
- Focusing on the competitive nature of the boating business and designing our products and strategies in order to grow and maintain profitable market share,
- Maximizing shareholder return by optimizing the balance of cash invested in the Company's productive assets, the payment of dividends to shareholders, and the repurchase of its common stock on the open market,
- Aligning the interests of our management and shareholders.

In implementing these strategies and attempting to optimize our financial returns, management closely monitors dealer orders and inventories, the production mix of its various models, and indications of near term demand such as consumer confidence, interest rates, dealer orders placed at our annual dealer conferences, and retail attendance and orders at annual winter boat show exhibitions. We also consider trends related to certain key financial and other data, including our market share, unit sales of our products, average selling price per boat, and gross profit margins, among others, as indicators of the success of our strategies. Marine Products' financial results are affected by consumer confidence — because pleasure boating is a discretionary expenditure, interest rates — because many retail customers finance the purchase of their boats, and other socioeconomic and environmental factors such as availability of leisure time, consumer preferences, demographics and the weather.

During 2006, the industry continued the trend of lower wholesale and retail sales that began in the fourth quarter of 2005. The hurricanes in the Gulf of Mexico in the third quarter of 2005 damaged geographical areas that are popular for boating and the boating-related infrastructure in those areas. The severe hurricanes impacted consumer sentiment for 2006 because of the expectation that the 2006 hurricane season would be as active as the hurricane season in 2005. Although the 2006 hurricane season was actually very mild by historical standards, this was not known until the end of the retail boating season. High fuel prices during the beginning of 2006 also contributed to negative consumer sentiment, because fluctuation in fuel prices created uncertainty which caused consumers to be concerned about the potential costs of operating a pleasure boat. These industry conditions were reflected in our 2006 production levels, which were lower than in 2005 in order to maintain appropriate dealer inventories and backlog.

We monitor our market share in the 18 to 35 foot sterndrive category as one indicator of the success of our strategies and the market's acceptance of our products. For the nine months ended September 30, 2006 (latest data available to us), Chaparral's market share in the 18 to 35 foot sterndrive category was 8.1 percent, a decline from our market share in the same category for the twelve months ended December 31, 2005 of 8.3 percent. This decline was concentrated in the smaller 18 to 20 foot size boats in our market. We believe this was the result of two factors: the execution of our stated strategy of selling larger, more profitable boats, and the strategy of certain of our competitors, who have built and sold a large number of entry-level smaller boats which are constructed in offshore manufacturing plants with lower cost labor. Although we will continue to monitor our market share and believe it to be important, we also believe that maximizing profitability takes precedence over growing our market share.

**Outlook**

Management believes that realizing growth in net sales and profits in 2007 will be a challenge. This belief is based on lower attendance and sales during the first part of the 2007 winter boat show season compared to the same period in 2006. In addition, management believes that consumers are concerned about fluctuating fuel prices and a possible slowing economy. Boat show attendance has historically been positively correlated with retail boat sales later in the selling season because consumers attend shows due to their interest in recreational boating and make initial purchasing decisions at a boat show exhibition. However, there can be no assurance that this relationship will continue in 2007 or subsequent years. Pleasure boating is a discretionary consumer activity, and can be negatively impacted by many factors; therefore, an increase in interest rates, the expectation of high fuel costs, or a decline in consumer confidence could have a serious and immediate negative impact on net sales and profits. Over the past several years, Marine Products as well as other manufacturers have been improving their customer service capabilities, marketing strategies and sales promotions in order to attract more consumers to recreational boating as well as improve consumers' boating experiences. In addition, the recreational boating industry has started a promotional program which involves advertising and consumer targeting efforts, as well as other activities designed to increase the potential consumer market for pleasure boats. Many manufacturers, including Marine Products, are participating in this program. Management believes that these efforts will benefit the industry and Marine Products, but could result in increased advertising and other selling, general and administrative expenses during 2007.

Our ability to maintain or improve our net sales and profits in 2007 will depend on a number of factors, including interest rates, fuel costs, consumer confidence, the continued acceptance of our products in the recreational boating market, our ability to compete in the competitive pleasure boating industry, and the costs of certain of our raw materials.

**Results of Operations**

| ($'s in thousands) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Total number of boats sold | 6,245 | 7,292 | 7,310 |
| Average gross selling price per boat | $41.1 | $37.3 | $34.9 |
| Net sales | $261,378 | $272,057 | $252,418 |
| Percentage of gross profit to net sales | 22.7% | 25.4% | 26.0% |
| Percentage of selling, general and administrative expense to net sales | 12.4% | 12.3% | 11.8% |
| Operating income | $26,933 | $35,564 | $35,776 |
| Warranty expense | $6,714 | $4,929 | $4,789 |

*Year Ended December 31, 2006 Compared To Year Ended December 31, 2005*

*Net Sales.* Marine Products' net sales decreased by $10.7 million or 3.9 percent in 2006 compared to 2005. The decrease was due to a 14.4 percent decrease in the number of boats sold, partially offset by an increase in the average gross selling price per boat and an increase in parts and accessories sales. A 10.2 percent increase in average gross selling price per boat was due to higher sales of larger boats, in addition to overall price increases that were implemented for the 2007 model year, which began in the third quarter, and to a lesser extent, a price increase of approximately one percent that took effect in January 2006 to offset the higher cost of materials.

*Cost of Goods Sold.* Cost of goods sold decreased 0.5 percent in 2006 compared to 2005, less than the decrease in net sales. As a percentage of net sales, cost of goods increased in 2006 compared to 2005, primarily due to higher costs of raw materials and accessories costs coupled with production inefficiencies due to lower production volumes.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses decreased 3.2 percent in 2006 compared to 2005. The decrease in selling, general and administrative expenses resulted from costs that vary with the level of Company sales and profitability, such as incentive compensation, partially offset by an increase in warranty expense. Warranty expense increased in 2006 due to adjustments based on a review of recent claims experience to reflect changes in estimated costs per claim, due primarily to higher labor rates and parts cost. Warranty expense was 2.6 percent of net sales in 2006 and 1.8 percent of net sales in 2005.

*Interest Income.* Interest income was $2.5 million in 2006 compared to $1.3 million in 2005. Marine Products generates interest income from investment of its available cash primarily in overnight and marketable securities. The increase in interest income resulted primarily from higher investable cash balances and higher percentage yields, consistent with recent increases in short-term interest rates.

*Income Tax Provision.* The higher effective tax rate in 2006 of 30.9 percent compared to 28.9 percent in 2005 resulted from the one time effect of refunds in 2005 resulting from amended returns and reduced benefits from tax credits resulting from slightly reduced production activities in 2006.

*Year Ended December 31, 2005 Compared To Year Ended December 31, 2004*

*Net Sales.* Marine Products' net sales increased by $19.6 million or 7.8 percent in 2005 compared to 2004. The increase was due to a 6.9 percent increase in the average gross selling price per boat, and an increase in parts and accessories sales offset by a slight decrease in the number of boats sold. The increase in average gross selling price per boat was due to higher sales of larger boats, in addition to overall price increases that were implemented for the 2006 model year, which began in July 2005, as well as a price increase of approximately one percent that took effect in January 2005 to offset the higher cost of materials. The increase in parts and accessories sales was a result of high demand for accessories ordered on base model boats and the higher numbers of boats sold in prior years that are still in operation and require routine maintenance and repair.

*Cost of Goods Sold.* Cost of goods sold increased 8.6 percent in 2005 compared to 2004, slightly higher than the increase in net sales. As a percentage of net sales, cost of goods sold increased slightly in 2005 compared to 2004, primarily due to increases in the cost of certain materials and components. Also contributing to the increase was higher transportation costs, primarily fuel, in 2005 compared to 2004.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses increased 12.6 percent in 2005 compared to 2004. The increase in selling, general and administrative expenses resulted from costs that vary with increased sales and profitability, such as incentive compensation, sales commissions and warranty expense, in addition to increased costs associated with public company compliance. Also contributing to the increase were the costs associated with listing the Company shares for trading on the New York Stock Exchange.

Warranty expense increased in 2005 due to increased sales and was 1.8 percent of net sales in 2005 and 1.9 percent of net sales in 2004. The expenses decreased as a percentage of sales due to quality improvement initiatives coupled with a focus on claims management processes.

*Interest Income.* Interest income was $1.3 million in 2005 compared to $0.6 million in 2004. Marine Products generates interest income from investment of its available cash primarily in overnight and marketable securities. The increase in interest income resulted primarily from higher percentage yields, consistent with recent increases in short-term interest rates, partially offset by lower investable cash balances.

*Income Tax Provision.* The lower effective tax rate in 2005 of 28.9 percent compared to 34.7 percent in 2004 resulted from the benefit of the new manufacturing deduction created by the American Jobs Creation Act of 2004 and a contingency adjustment. The decrease was also attributable to certain reductions in the tax provision resulting from the effect of these strategies reflected on prior year returns filed during 2005 and a tax benefit from a reduction in certain state tax liabilities.

**Liquidity and Capital Resources**

*Cash and Cash Flows*

The Company's cash and cash equivalents were $54.5 million at December 31, 2006, $37.6 million at December 31, 2005 and $46.6 million at December 31, 2004.

The following table sets forth the historical cash flows for the twelve months ended December 31:

| (in thousands) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net cash provided by operating activities | $23,997 | $19,366 | $29,405 |
| Net cash provided by (used for) investing activities | 1,351 | (2,023) | (1,924) |
| Net (cash used) for financing activities | $(8,494) | $(26,356) | $(7,110) |

2006

Cash provided by operating activities increased by $4.6 million in 2006 compared to 2005 as a result of an increase in other accrued expenses together with decreases in accounts receivable and income taxes receivable, all due to timing differences, offset by lower operating income.

In 2006, $2.9 million in net sales of marketable securities offset primarily by $1.7 million in capital expenditures resulted in $1.4 million of cash provided by investing activities. Cash used for investing activities in 2005 was comprised of $1.1 million in capital expenditures and $0.9 million in net purchases of marketable securities.

Cash used for financing activities decreased $17.9 million in 2006 compared to 2005 due primarily to a decrease of $19.3 million in cash used to purchase the Company's common stock in the open market partially offset by an increase in the cash dividends paid per common share.

2005

Cash provided by operating activities decreased by $10.0 million in 2005 compared to 2004. Higher operating income in 2005 was offset by increased working capital requirements primarily due to an increase in accounts receivable and decreases in accounts payable and accrued expenses, each resulting from timing differences.

Cash used for investing activities was comparable in 2005 and 2004 at approximately $2.0 million. The $1.7 million decrease in capital expenditures was offset by $0.9 million net purchases of marketable securities. Capital expenditures in 2004 included higher costs than in 2005 to expand manufacturing facilities.

Cash used for financing activities increased $19.2 million in 2005 compared to 2004 primarily due to an increase of $17.7 million in cash amounts used to purchase the Company's common stock in the open market, and an increase from $0.027 to $0.04 in quarterly dividends declared per common share.

*Cash Requirements*

Management expects that capital expenditures during 2007 will be approximately $3.0 million, and are expected to include investment towards enhancements to certain manufacturing plants and the addition of a parts warehouse.

We expect that additional contributions to the defined benefit pension plan of approximately $0.3 million will be required in 2007 to achieve the Company's funding objective.

At the January 23, 2007 Board of Directors' meeting, the Board approved an increase in the cash dividend per common share from $0.05 to $0.06. Based on the shares outstanding on December 31, 2006, the aggregate annual dividends to be paid at this dividend rate would be approximately $9.1 million. The Company expects to continue to pay cash dividends to common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

The Company has an agreement with two employees, which provides for a monthly payment to each of the employees equal to 10 percent of profits (defined as pretax income before goodwill amortization and certain allocated corporate expenses).

The Company has purchased a total of 2,650,357 shares in the open market and as of December 31, 2006 can purchase 2,599,643 additional shares under its repurchase program.

The Company believes that the liquidity provided by its existing cash and cash equivalents, overall capitalization and cash expected to be generated from operations will provide sufficient capital to meet its requirements for at least the next twelve months.

**Contractual Obligations**

The following table summarizes the Company's contractual obligations as of December 31, 2006:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1-3 years** | **3-5 years** | **More than 5 years** |
| Long-term debt | $— | $— | $— | $ — | $— |
| Capital lease obligation | 239,257 | — | — | — | 239,257 |
| Operating leases (1) | 92,124 | 37,007 | 55,117 | — | — |
| Purchase obligations (2) | — | — | — | — | — |
| Other long-term liabilities (3) | 250,000 | 250,000 | — | — | — |
| Total | $581,381 | $287,007 | $55,117 | $ — | $239,257 |

(1) Operating leases represent agreements for various office equipment.

(2) As part of the normal course of business the Company enters into purchase commitments to manage its various operating needs. However, the Company does not have any obligations that are non-cancelable or subject to a penalty if canceled.

(3) Includes expected cash payments for long-term liabilities reflected on the balance sheet where the timing of the payment is known. These amounts include primarily known pension plan funding obligations. These amounts exclude pension obligations with uncertain funding requirements and deferred compensation liabilities.

**Off Balance Sheet Arrangements**

To assist dealers in obtaining financing for the purchase of its boats for inventory, the Company has entered into agreements with various dealers and selected third-party lenders to guarantee varying amounts of qualifying dealers' debt obligations. The Company's obligation under these guarantees may become effective in the case of default by one or more dealers. The agreements provide for the lender to return all repossessed boats in "like new" condition to the Company, in exchange for the Company's assumption of specified percentages of the dealers' unpaid debt obligation on those boats. The maximum contractual obligation and the amount outstanding under these agreements, which expire in 2007, was $3.5 million as of December 31, 2006. The Company has recorded the estimated fair value of this guarantee; at December 31, 2006, this amount is immaterial and did not change from the prior year.

During the fourth quarter of 2005, a dealer defaulted on its debt obligation to a floor plan lender related to approximately $5 million of boat inventory. During 2006, the Company assisted the lender in coordinating the redistribution of these boats among existing and replacement dealers. The ultimate cost to the Company for these transactions and the impact on sales was not material.

**Related Party Transactions**

In conjunction with its spin-off from RPC in 2001, the Company and RPC entered into various agreements that define the companies' relationship after the spin-off.

The Transition Support Services Agreement provides for RPC to provide certain services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products until the agreement is terminated by either party. Marine Products reimbursed RPC for its estimated allocable share of administrative costs incurred for services rendered on behalf of Marine Products totaling $739,000 in 2006, $616,000 in 2005 and $546,000 in 2004. The Company's liability to RPC for these services as of December 31, 2006 and 2005 was approximately $236,000 and $66,000. The Company's directors are also directors of RPC and all of the executive officers with the exception of one director are employees of both the Company and RPC.

The Employee Benefits Agreement provides for, among other things, the Company's employees to continue participating subsequent to the spin-off in two RPC sponsored benefit plans, specifically, the defined contribution 401(k) plan and the defined benefit retirement income plan.

The Tax Sharing and Indemnification Agreement provides for, among other things, the treatment of income tax matters for periods through the date of the spin-off and responsibility for any adjustments as a result of audit by any taxing authority. The general terms provide for the indemnification for any tax detriment incurred by one party caused by the other party's action. In accordance with the agreement, RPC transferred approximately $19,000 in 2004 to the Company related to tax settlements.

**Critical Accounting Policies**

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require significant judgment by management in selecting the appropriate assumptions for calculating accounting estimates. These judgments are based on our historical experience, terms of existing contracts, trends in the industry, and information available from other outside sources, as appropriate. Senior management has discussed the development, selection and disclosure of its critical accounting estimates with the Audit Committee of our Board of Directors. The Company believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

*Sales recognition* - The Company sells its boats through its network of independent dealers. Sales orders used to plan production are firm indications of interest from dealers and are cancelable at any time, although very few orders are cancelled after they have been placed. The Company recognizes sales when all the following conditions are met: (1) a fully executed sales agreement exists, (2) the price of the boat is established, (3) the dealer takes delivery of the boat, and (4) collectibility of the sales price is reasonably assured.

*Sales incentives and discounts* - The Company records incentives as a reduction of sales. Using historical trends, adjusted for current changes, the Company estimates the amount of incentives that will be paid in the future on boats sold and accrues an estimated liability. The Company offers various incentives that promote sales to dealers, and to a lesser extent, retail customers. These incentives are designed to encourage timely replenishment of dealer inventories after peak selling seasons, stabilize manufacturing volumes throughout the year, and improve production model mix. The dealer incentive programs are a combination of annual volume commitment discounts, and additional discounts at time of invoice for those dealers who do not finance their inventory through specified floor plan financing agreements. The annual dealer volume discounts are based on July 1 through June 30 model year purchases. In addition, the Company offers at various times other time-specific or model-specific incentives. The retail incentive programs have historically been used during off-peak selling seasons in addition to the winter boat exhibition shows.

The factors that complicate the calculation of the cost of these incentives are the ability to forecast sales of the Company and individual dealers, the volume and timing of inventory financed by specific dealers, identification of which boats have been sold subject to an incentive, and the estimated lag time between sales and payment of incentives. Settlement of the incentives generally occurs from three to twelve months after the sale. The Company regularly analyzes the historical incentive trends and makes adjustments to recorded liabilities for changes in trends and terms of incentive programs. Total incentives as a percentage of gross sales were 13.3 percent in 2006, 13.0 percent in 2005 and 12.9 percent in 2004. A 0.25 percentage point change in incentives as a percentage of gross sales during 2006 would have increased or decreased net sales, gross margin and operating income by approximately $0.8 million.

*Warranty costs* -The Company records as part of selling, general and administrative expense an experience based estimate of the future warranty costs to be incurred when sales are recognized. The Company evaluates its warranty obligation on a model year basis. The Company provides warranties against manufacturing defects for various components of the boats, primarily the fiberglass deck and hull, with warranty periods extending up to 10 years. Warranty costs, if any, on other components of the boats are generally absorbed by the original component manufacturer. Warranty costs can vary depending upon the size and number of components in the boats sold, the pre-sale warranty claims, and the desired level of customer service. While we focus on high quality manufacturing programs and processes, including actively monitoring the quality of our component suppliers and managing the dealer and customer service warranty experience and reimbursements, our estimated warranty obligation is based upon the warranty terms and our enforcement of those terms over time, defects, repair costs, and the volume and mix of boat sales. The estimate of warranty costs is regularly analyzed and is adjusted based on several factors including the actual claims that occur. Warranty expense as a percentage of net sales was 2.6 percent in 2006, 1.8 percent for 2005 and 1.9 percent in 2004. Warranty expense as a percentage of net sales has increased in 2006 compared to 2005 because of adjustments based on reviews of recent claims experience. These adjustments reflect changes in estimated costs per claim due primarily to higher labor rates and parts costs. A 0.10 percentage point increase in the estimated warranty expense as a percentage of net sales during 2006 would have increased selling, general and administrative expenses and reduced operating income by approximately $0.3 million.

*Income taxes* — The effective income tax rates were 30.9 percent in 2006, 28.9 percent in 2005, and 34.7 percent in 2004. Our effective tax rates vary due to changes in estimates of our future taxable income, fluctuations in the tax jurisdictions in which our earnings and deductions are realized, and favorable or unfavorable adjustments to our estimated tax liabilities related to proposed or probable assessments. As a result, our effective tax rate may fluctuate significantly on a quarterly or annual basis.

We establish a valuation allowance against the carrying value of deferred tax assets when we determine that it is more likely than not that the asset will not be realized through future taxable income. Such amounts are charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are recorded when identified, which is generally in the third quarter of the subsequent year for U.S. federal and state provisions. Deferred tax liabilities and assets are determined based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the year the differences are expected to reverse.

The amount of income taxes we pay is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates.

**Impact of Recent Accounting Pronouncements**

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140," to permit fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will adopt SFAS 155 in fiscal year 2007. The adoption of this Statement is not expected to have a material effect on the Company's consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140," that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. The Company will adopt SFAS 156 in fiscal year 2007. The adoption of this Statement is not expected to have a material effect on the Company's consolidated results of operations and financial condition.

In June 2006, the FASB issued Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109." FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of applying the provisions of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," that provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. This standard will be effective for financial statements issued for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of applying the various provisions of SFAS 157.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement improves financial reporting by requiring an employer to recognize the over-funded or under-funded status of a defined benefit pension plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement requires the Company to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted the recognition provisions of SFAS 158 as of December 31, 2006. See Note 10 to the consolidated financial statements for details. The Company currently measures the plan assets and benefit obligations as of its fiscal year-end and therefore adoption of the measurement provisions will not have a significant impact on its consolidated results of operation and financial condition.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force ("EITF") on EITF Issue 06-5, "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." The guidance in EITF 06-5 requires policyholders to consider other amounts included in the contractual terms of an insurance policy, in addition to cash surrender value, for purposes of determining the amount that could be realized under the terms of the insurance contract..If it is probable that contractual terms would limit the amount that could be realized under the insurance contract, those contractual limitations should be considered when determining the realizable amounts. The amount that could be realized under the insurance contract should be determined on an individual policy (or certificate) level and should include any amount realized on the assumed surrender of the last individual policy or certificate in a group policy. The consensus in EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The Company intends to adopt EITF Issue 06-5 effective January 1, 2007, and does not believe that the adoption will have a significant effect on its financial statements.

### Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Marine Products holds no derivative financial instruments which could expose Marine Products to significant market risk. Marine Products maintains an investment portfolio, comprised of United States Government, corporate backed obligations, asset backed securities and municipal debt securities, which is subject to interest rate risk exposure. This risk is managed through conservative policies to invest in high-quality obligations. Marine Products has performed an interest rate sensitivity analysis using a duration model over the near term with a 10 percent change in interest rates. Marine Products' portfolio is not subject to material interest rate risk exposure based on this analysis. Marine Products does not expect any material changes in market risk exposures or how those risks are managed.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of Marine Products Corporation:

The management of Marine Products Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Marine Products Corporation maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

There are inherent limitations to the effectiveness of any controls system. A controls system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Also, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud, if any, within the Company will be detected. Further, the design of a controls system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The Company intends to continually improve and refine its internal controls.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of our internal control over financial reporting, as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Marine Products Corporation maintained effective internal control over financial reporting as of December 31, 2006.

The independent registered public accounting firm, Grant Thornton LLP, has audited the consolidated financial statements as of and for the year ended December 31, 2006, and has also issued their report on management's assessment of the Company's internal control over financial reporting, included in this report on page 34.

| | |
|---|---|
| Richard A. Hubbell | Ben M. Palmer |
| President and Chief Executive Officer | Chief Financial Officer and Treasurer |

Atlanta, Georgia
February 27, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders of Marine Products Corporation

We have audited management's assessment included in Management's Report on Internal Control Over Financial Reporting included in Marine Products Corporation's Form 10-K for 2006, that Marine Products Corporation (a Delaware Corporation) and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 27, 2007 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton LLP

Atlanta, Georgia
February 27, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders of Marine Products Corporation

We have audited the accompanying consolidated balance sheets of Marine Products Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II, as listed in the Index, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As described in Note 1 to the consolidated financial statements, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" and also the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" during 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2007 expressed an unqualified opinion.

Grant Thornton LLP

Atlanta, Georgia
February 27, 2007

## Item 8. Financial Statements and Supplementary Data

**CONSOLIDATED BALANCE SHEETS**
**MARINE PRODUCTS CORPORATION AND SUBSIDIARIES**
**(in thousands except share information)**

| December 31, | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $54,456 | $37,602 |
| Marketable securities | 652 | 1,323 |
| Accounts receivable, net | 2,980 | 3,662 |
| Inventories | 29,556 | 26,856 |
| Income taxes receivable | 834 | 2,528 |
| Deferred income taxes | 3,244 | 3,079 |
| Prepaid expenses and other current assets | 1,873 | 1,343 |
| Current assets | 93,595 | 76,393 |
| Property, plant and equipment, net | 16,641 | 17,252 |
| Goodwill | 3,308 | 3,308 |
| Other intangibles, net | 465 | 430 |
| Marketable securities | 3,715 | 5,893 |
| Deferred income taxes | 1,449 | 1,126 |
| Other assets | 5,006 | 4,403 |
| Total assets | $124,179 | $108,805 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable | $3,455 | $3,461 |
| Accrued expenses and other liabilities | 13,634 | 11,591 |
| Current liabilities | 17,089 | 15,052 |
| Pension liabilities | 4,670 | 4,923 |
| Other long-term liabilities | 1,019 | 1,142 |
| Total liabilities | 22,778 | 21,117 |
| Commitments and contingencies | | |
| **Stockholders' Equity** | | |
| Preferred stock, $0.10 par value, 1,000,000 shares authorized, none issued | — | — |
| Common stock, $0.10 par value, 74,000,000 shares authorized, issued and outstanding - 37,908,188 shares in 2006, 37,697,925 shares in 2005 | 3,791 | 3,770 |
| Capital in excess of par value | 13,453 | 16,364 |
| Retained earnings | 84,875 | 72,192 |
| Deferred compensation | — | (3,540) |
| Accumulated other comprehensive loss | (718) | (1,098) |
| Total stockholders' equity | 101,401 | 87,688 |
| Total liabilities and stockholders' equity | $124,179 | $108,805 |

*The accompanying notes are an integral part of these statements.*

**CONSOLIDATED STATEMENTS OF INCOME**
**MARINE PRODUCTS CORPORATION AND SUBSIDIARIES**
**(in thousands except per share data)**

| Years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net sales | $261,378 | $272,057 | $252,418 |
| Cost of goods sold | 201,971 | 202,936 | 186,832 |
| Gross profit | 59,407 | 69,121 | 65,586 |
| Selling, general and administrative expenses | 32,474 | 33,557 | 29,810 |
| Operating income | 26,933 | 35,564 | 35,776 |
| Interest income | 2,502 | 1,330 | 590 |
| **Income before income taxes** | 29,435 | 36,894 | 36,366 |
| Income tax provision | 9,121 | 10,671 | 12,623 |
| **Net income** | $20,314 | $26,223 | $23,743 |
| **EARNINGS PER SHARE** | | | |
| Basic | $0.54 | $0.69 | $0.62 |
| Diluted | $0.52 | $0.65 | $0.58 |
| **Dividends paid per share** | **$0.20** | **$0.16** | **$0.11** |

*The accompanying notes are an integral part of these statements.*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## MARINE PRODUCTS CORPORATION AND SUBSIDIARIES
### (in thousands)

| Three Years Ended December 31, 2006 | Comprehensive Income | Common Shares | Stock Amount | Capital in Excess of Par Value | Retained Earnings | Deferred Compensation | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2003 | | 38,592 | $3,859 | $34,436 | $32,409 | $(229) | $(509) | $69,966 |
| Stock issued for stock incentive plans, net | | 456 | 46 | 2,854 | | (1,925) | | 975 |
| Stock purchased and retired | | (244) | (24) | (3,912) | | | | (3,936) |
| Net income | $23,743 | | | | 23,743 | | | 23,743 |
| Minimum pension liability adjustment, net of taxes | (301) | | | | | | (301) | (301) |
| Unrealized loss on securities, net of taxes and reclassification adjustments | (94) | | | | | | (94) | (94) |
| Comprehensive income | $23,348 | | | | | | | |
| Dividends declared | | | | | (4,110) | | | (4,110) |
| Stock-based compensation | | | | | | 255 | | 255 |
| Excess tax benefits for share-based payments | | | | 874 | | | | 874 |
| Effect of stock splits | | 139 | 13 | (13) | | | | — |
| Balance, December 31, 2004 | | 38,943 | 3,894 | 34,239 | 52,042 | (1,899) | (904) | 87,372 |
| Stock issued for stock incentive plans, net | | 278 | 28 | 2,862 | | (2,391) | | 499 |
| Stock purchased and retired | | (1,608) | (161) | (20,728) | | | | (20,889) |
| Net income | $26,223 | | | | 26,223 | | | 26,223 |
| Minimum pension liability adjustment, net of taxes | (178) | | | | | | (178) | (178) |
| Unrealized loss on securities, net of taxes and reclassification adjustments | (16) | | | | | | (16) | (16) |
| Comprehensive income | 26,029 | | | | | | | |
| Dividends declared | | | | | (6,073) | | | (6,073) |
| Stock-based compensation | | | | | | 750 | | 750 |
| Effect of stock splits | | 85 | 9 | (9) | | | | — |
| Balance, December 31, 2005 | | 37,698 | 3,770 | 16,364 | 72,192 | (3,540) | (1,098) | 87,688 |
| Stock issued for stock incentive plans, net | | 381 | 38 | 434 | | | | 472 |
| Stock purchased and retired | | (171) | (17) | (1,615) | | | | (1,632) |
| Net income | 20,314 | | | | 20,314 | | | 20,314 |
| Minimum pension liability adjustment, net of taxes | 344 | | | | | | 344 | 344 |
| Unrealized gain on securities, net of taxes and reclassification adjustments | 36 | | | | | | 36 | 36 |
| Comprehensive income | 20,694 | | | | | | | |
| Dividends declared | | | | | (7,631) | | | (7,631) |
| Stock-based compensation | | | | 1,514 | | | | 1,514 |
| Excess tax benefits for share-based payments | | | | 296 | | | | 296 |
| Adoption of SFAS 123(R) | | | | (3,540) | | 3,540 | | — |
| Balance, December 31, 2006 | | 37,908 | $3,791 | $13,453 | $84,875 | $— | $(718) | $101,401 |

*The accompanying notes are an integral part of these statements.*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**MARINE PRODUCTS CORPORATION AND SUBSIDIARIES**
**(in thousands)**

| Years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income | $20,314 | $26,223 | $23,743 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 2,130 | 2,268 | 2,277 |
| Stock-based compensation expense | 1,514 | 750 | 255 |
| Excess tax benefit for share-based payments | (296) | — | — |
| Deferred income tax benefit | (737) | (1,970) | (784) |
| (Increase) decrease in assets: | | | |
| Accounts receivable | 682 | (2,580) | 2,888 |
| Inventories | (2,700) | (987) | (4,099) |
| Prepaid expenses and other current assets | (530) | (467) | (260) |
| Income taxes receivable | 1,990 | (1,476) | 787 |
| Other non-current assets | (603) | (1,751) | (1,187) |
| Increase (decrease) in liabilities: | | | |
| Accounts payable | (6) | (289) | 1,153 |
| Other accrued expenses | 2,043 | (1,410) | 4,242 |
| Other long-term liabilities | 196 | 1,055 | 390 |
| Net cash provided by operating activities | 23,997 | 19,366 | 29,405 |
| **INVESTING ACTIVITIES** | | | |
| Capital expenditures | (1,667) | (1,118) | (2,838) |
| Proceeds from sale of assets | 113 | — | — |
| Sale (purchase) of marketable securities, net | 2,905 | (905) | 914 |
| Net cash provided by (used for) investing activities | 1,351 | (2,023) | (1,924) |
| **FINANCING ACTIVITIES** | | | |
| Payment of dividends | (7,631) | (6,073) | (4,110) |
| Cash paid for common stock purchased and retired | (1,337) | (20,627) | (3,768) |
| Excess tax benefit for share-based payments | 296 | — | — |
| Proceeds received upon exercise of stock options | 178 | 344 | 768 |
| Net cash used for financing activities | (8,494) | (26,356) | (7,110) |
| Net increase (decrease) in cash and cash equivalents | 16,854 | (9,013) | 20,371 |
| Cash and cash equivalents at beginning of year | 37,602 | 46,615 | 26,244 |
| Cash and cash equivalents at end of year | $54,456 | $37,602 | $46,615 |

*The accompanying notes are an integral part of these statements.*

## NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

*Basis of Consolidation and Presentation* — The consolidated financial statements include the accounts of Marine Products Corporation (a Delaware corporation) and its wholly owned subsidiaries ("Marine Products" or the "Company"). Marine Products, through Chaparral Boats, Inc. ("Chaparral") and Robalo Acquisition Company LLC ("Robalo"), operates as a manufacturer of fiberglass powerboats and related products and services to a broad range of consumers worldwide.

The consolidated financial statements included herein may not necessarily be indicative of the future results of operations, financial position and cash flows of Marine Products.

The Company has only one reportable segment — its Powerboat Manufacturing business. The Company's results of operations and its financial condition are not significantly reliant upon any single customer or product model. Net sales from the Company's international operations were approximately $47,000,000 in 2006, $43,000,000 in 2005 and $27,500,000 in 2004.

*Nature of Operations* — Marine Products is principally engaged in manufacturing powerboats and providing related products and services. Marine Products distributes fiberglass recreational boats through a network of domestic and international independent dealers.

*Common Stock* — Marine Products is authorized to issue 74,000,000 shares of common stock, $0.10 par value. Holders of common stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of legally available funds. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of the Company, holders of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.

*Preferred Stock* —Marine Products is authorized to issue up to 1,000,000 shares of preferred stock, $0.10 par value. As of December 31, 2006, there were no shares of preferred stock issued. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred stock as a class without series or, if so determined from time to time, in one or more series, and by filing a certificate pursuant to the applicable laws of the state of Delaware and to fix the designations, powers, preferences and rights, exchangeability for shares of any other class or classes of stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation.

*Share Repurchases* — The Company records the cost of share repurchases in stockholders' equity as a reduction to common stock to the extent of par value of the shares acquired and the remainder is allocated to capital in excess of par value.

*Dividend* — The Board of Directors, at their quarterly meeting on January 23, 2007, declared a quarterly dividend of $0.06 per common share payable March 12, 2007 to stockholders of record at the close of business on February 12, 2007.

*Use of Estimates in the Preparation of Financial Statements* — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in the determination of sales incentives and discounts, warranty costs and income taxes.

*Sales Recognition* — Marine Products recognizes sales when a fully executed agreement exists, prices are established, products are delivered to the dealer in the case of domestic dealers and collectibility is reasonably assured. See "Deferred revenue" below for recognition of sales to international dealers.

*Deferred Revenue* — Marine Products requires payment from international dealers prior to delivery of products to these dealers. Amounts received from international dealers toward the purchase of boats are categorized as deferred revenue and recognized as sales when the products are shipped.

*Shipping and Handling Charges* — The shipping and handling of the Company's products to dealers is handled through a combination of third-party marine transporters and a company owned fleet of delivery trucks. Fees charged to customers for shipping and handling are included in net sales in the accompanying consolidated statements of income; the related costs incurred by the Company are included in cost of goods sold.

*Advertising* — Advertising expenses are charged to expense during the period in which they are incurred. Expenses associated with product brochures and other inventoriable marketing materials are deferred and amortized over the related model year which approximates the consumption of these materials. As of December 31, 2006 and 2005, the Company had approximately $525,000 and $390,000 in prepaid expenses related to the unamortized product brochure costs. Advertising expenses totaled approximately $2,789,000 in 2006, $2,622,000 in 2005 and $2,520,000 in 2004.

*Sales Incentives and Discounts* — Sales incentives including dealer discounts and retail sales promotions are provided for and recorded as a reduction in sales for the period in which the related sales are recorded. The Company records these incentives at the later of the recognition of the related sales or the announcement of a promotional program.

*Cash and Cash Equivalents* — Highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

*Marketable Securities* — Marine Products maintains investments held with several large, well-capitalized financial institutions. Marine Products' investment policy does not allow investment in any securities rated less than "investment grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses, declines in value judged to be other than temporary, interest and dividends on available-for-sale securities are included in interest income. Realized gains (losses) on marketable securities totaled $(36,000) in 2006, $(52,000) in 2005 and $148,000 in 2004. Of the total gains (losses) realized, reclassification from other comprehensive income totaled approximately $(25,000) in 2006, $(38,000) in 2005 and $165,000 in 2004. The fair value and the unrealized gains (losses) of the available-for-sale securities are as follows:

| December 31, | 2006 | | 2005 | |
|---|---|---|---|---|
| Type of Securities | Fair Value | Unrealized Gain (Loss) | Fair Value | Unrealized Gain (Loss) |
| U.S. Treasury Notes | $ — | $ — | $1,630,000 | $(14,000) |
| Federal Agency Obligations | 471,000 | (2,000) | 1,081,000 | (15,000) |
| Corporate Backed Obligations | 2,349,000 | (18,000) | 1,654,000 | (24,000) |
| Asset Backed Securities | 1,547,000 | (15,000) | 1,797,000 | (39,000) |
| Municipal Obligations | — | — | 1,054,000 | — |

Corporate backed obligations consist primarily of debentures and notes issued by other companies ranging in maturity from less than ninety days to five years. These securities are rated A1/P1 or higher for the short-term securities and BBB or higher for the long-term securities.

Asset backed securities consist of a well diversified portfolio of securities backed by receivables such as auto loans, equipment loans and credit cards. These securities have a credit rating of A1/P1 or higher.

Investments with remaining maturities of less than 12 months are considered to be current marketable securities. Investments with remaining maturities greater than 12 months are considered to be non-current marketable securities. The maturities of the Company's non-current marketable securities are as follows: $0 in 2007, approximately $3,679,000 between 2008 and 2012, $0 between 2013 and 2017, $36,000 in 2018 and thereafter.

*Accounts Receivable* — The majority of the Company's accounts receivable are due from dealers located in markets throughout the Unites States. Most of Marine Products' domestic shipments are made pursuant to "floor plan financing" programs in which Marine Products' subsidiaries participate on behalf of their dealers with two major third-party financing institutions. Under these arrangements, a dealer establishes lines of credit with one or more of these third-party lenders for the purchase of boat inventory for sales to retail customers in their show room or during boat show exhibitions. When a dealer purchases and takes delivery of a boat pursuant to a floor plan financing arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to Marine Products within approximately 10 business days. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance.

*Inventories* — Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Market value is determined based on replacement cost for raw materials and net realizable value for work in process and finished goods.

*Property, Plant and Equipment* — Property, plant and equipment is carried at cost. Depreciation is provided principally on a straight-line basis over the estimated useful lives of the assets. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals, and betterments are capitalized while expenditures for routine maintenance and repairs are expensed as incurred. Depreciation expense on operating equipment used in production is included in cost of goods sold in the accompanying consolidated statements of income. All other depreciation is included in selling, general and administrative expenses in the accompanying consolidated statements of income. Property, plant and equipment are reviewed for impairment when indicators of impairment exist.

*Goodwill and Other Intangibles* — Intangibles consist primarily of goodwill and trade names related to businesses acquired. Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $3,308,000 as of December 31, 2006 and 2005. Pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 beginning on January 1, 2002, goodwill is no longer amortized to earnings but instead is subject to an annual test for impairment. The Company completed an initial impairment analysis upon adoption of SFAS No. 142 and subsequent analyses in each year. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill has occurred.

*Investments* — The Company maintains certain securities in the non-qualified Supplemental Executive Retirement Plan that have been classified as trading. See Note10 for further information regarding these securities.

*Warranty Costs* — The Company warrants the entire boat, excluding the engine, against defects in materials and workmanship for a period of one year. The Company also warrants the entire deck and hull, including its bulkhead and supporting stringer system, against defects in materials and workmanship for periods extending up to 10 years. The Company accrues for estimated future warranty costs at the time of the sale based on its historical claims experience. An analysis of the warranty accruals for the years ended December 31, 2006 and 2005 is as follows:

| (in thousands) | 2006 | 2005 |
|---|---|---|
| Balance at beginning of year | $4,272 | $3,796 |
| Less: Payments made during the year | (5,649) | (4,453) |
| Add: Warranty provision for the current year | 4,729 | 4,435 |
| Changes to warranty provision for prior years | 1,985 | 494 |
| Balance at end of year | $5,337 | $4,272 |

Changes to the warranty provision for prior years are the result of updated information about the frequency and size of claims incurred related to prior period sales, including changes in labor rates and component costs.

*Insurance Accruals* — The Company fully insures its risks related to general liability, product liability, workers' compensation, and vehicle liability, whereas the health insurance plan is self-funded up to a maximum annual claim amount for each covered employee and related dependents. The estimated cost of claims under the self-insurance program is accrued as the claims are incurred and may subsequently be revised based on developments relating to such claims.

*Research and Development Costs* — The Company expenses research and development costs for new products and components as incurred. Research and development costs are included in selling, general and administrative expenses and totaled $1,439,000 in 2006, $1,933,000 in 2005 and $1,729,000 in 2004.

*Income Taxes* — Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance against the carrying value of deferred tax assets if the Company concludes that it is more likely than not that the asset will not be realized through future taxable income.

*Earnings per Share* — SFAS No. 128, "Earnings Per Share," requires a basic earnings per share and diluted earnings per share presentation. The two calculations differ as a result of the dilutive effect of stock options and time lapse restricted shares and performance restricted shares included in diluted earnings per share, but excluded from basic earnings per share. A reconciliation of weighted average shares outstanding is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Basic | 37,338,724 | 38,015,899 | 38,452,704 |
| Dilutive effect of stock options and restricted shares | 1,639,582 | 2,101,028 | 2,318,547 |
| Diluted | 38,978,306 | 40,116,927 | 40,771,251 |

*Fair Value of Financial Instruments* — The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and marketable securities. The carrying value of cash, accounts receivable and accounts payable approximate their fair values because of the short-term nature of such instruments. The Company's marketable securities are classified as available-for-sale securities with the exception of securities held in the non-qualified Supplemental Retirement Plan ("SERP") which are classified as trading securities. All of the securities are carried at fair value in the accompanying consolidated balance sheets. The fair value of these securities is based upon quoted market prices.

*Concentration of Suppliers* — The Company purchases a significant number of its sterndrive engines from only two available suppliers. This concentration of suppliers could impact our sales and profitability in the event of a sudden interruption in the delivery of these engines.

*New Accounting Standards* — In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140," to permit fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will adopt SFAS 155 in fiscal year 2007. The adoption of this Statement is not expected to have a material effect on the Company's consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140," that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. The Company will adopt SFAS 156 in fiscal year 2007. The adoption of this Statement is not expected to have a material effect on the Company's consolidated results of operations and financial condition.

In June 2006, the FASB issued Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109." FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of applying the provisions of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," that provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. This standard will be effective for financial statements issued for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of applying the various provisions of SFAS 157.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement improves financial reporting by requiring an employer to recognize the over-funded or under-funded status of a defined benefit pension plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement requires the Company to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted the recognition provisions of SFAS 158 as of December 31, 2006. See Note 10 to the consolidated financial statements for details. The Company currently measures the plan assets and benefit obligations as of its fiscal year-end and therefore adoption of the measurement provisions will not have a significant impact on its consolidated results of operation and financial condition.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force ("EITF") on EITF Issue 06-5, "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." The guidance in EITF 06-5 requires policyholders to consider other amounts included in the contractual terms of an insurance policy, in addition to cash surrender value, for purposes of determining the amount that could be realized under the terms of the insurance contract. If it is probable that contractual terms would limit the amount that could be realized under the insurance contract, those contractual limitations should be considered when determining the realizable amounts. The amount that could be realized under the insurance contract should be determined on an individual policy (or certificate) level and should include any amount realized on the assumed surrender of the last individual policy or certificate in a group policy. The consensus in EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The Company intends to adopt EITF Issue 06-5 effective January 1, 2007, and does not believe that the adoption will have a significant effect on its financial statements.

*Stock-Based Compensation* — Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which revises SFAS 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured based on their fair values and recognized in the financial statements over the requisite service period. See Note 10 regarding the Company's adoption of SFAS 123(R).

Prior to January 1, 2006, the Company provided the disclosures required by SFAS 123, as amended by SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosures", and accounted for all of its stock-based compensation under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method prescribed therein. Accordingly, the Company did not recognize compensation expense for the options granted since the exercise price was the same as the market price of the shares on the date of grant. Compensation cost on the restricted stock was recorded as deferred compensation in stockholders' equity based on the fair market value of the shares on the date of issuance and amortized ratably over the respective vesting period. Forfeitures related to restricted stock were previously accounted for as they occurred. See Note 10 for additional information.

## NOTE 2: ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

| December 31, | 2006 | 2005 |
|---|---|---|
| **(in thousands)** | | |
| Trade receivables | $2,661 | $3,249 |
| Other | 371 | 471 |
| Total | 3,032 | 3,720 |
| Less: Allowance for doubtful accounts | (52) | (58) |
| Net accounts receivable | $2,980 | $3,662 |

Trade receivables consist primarily of balances related to the sales of boats which are shipped pursuant to "floor-plan financing" programs with qualified lenders. Other receivables consist primarily of amounts due from vendors for co-op advertising and rebates on engine purchases.

Changes in the Company's allowance for doubtful accounts are disclosed in Schedule II on page 62 of this report.

## NOTE 3: INVENTORIES

Inventories consist of the following:

| December 31, | 2006 | 2005 |
|---|---|---|
| **(in thousands)** | | |
| Raw materials | $13,319 | $13,212 |
| Work in process | 9,383 | 7,727 |
| Finished goods | 6,854 | 5,917 |
| Total inventories | $29,556 | $26,856 |

## NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are presented at cost, net of accumulated depreciation and consist of the following:

| December 31, | Estimated Useful Lives | 2006 | 2005 |
|---|---|---|---|
| **(in thousands)** | | | |
| Land | N/A | $495 | $495 |
| Buildings | 20-39 | 16,403 | 16,120 |
| Operating equipment and property | 3-15 | 8,861 | 8,453 |
| Furniture and fixtures | 5-7 | 1,594 | 1,224 |
| Vehicles | 3-5 | 6,048 | 5,831 |
| Gross property, plant and equipment | | 33,401 | 32,123 |
| Less: accumulated depreciation | | (16,760) | (14,871) |
| Net property, plant and equipment | | $16,641 | $17,252 |

Depreciation expense was $2,130,000 in 2006, $2,245,000 in 2005 and $2,237,000 in 2004.

## NOTE 5: RELATED PARTY TRANSACTIONS

In conjunction with its spin-off from RPC, Inc. ("RPC") in 2001, the Company and RPC entered into various agreements that define the companies' relationship after the spin-off.

The Transition Support Services Agreement provides for RPC to provide certain services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products until the agreement is terminated by either party. Marine Products reimbursed RPC for its estimated allocable share of administrative costs incurred for services rendered on behalf of Marine Products totaling $739,000 in 2006, $616,000 in 2005 and $546,000 in 2004. The Company's liability to RPC for these services as of December 31, 2006 and 2005 was approximately $236,000 and $66,000. The Company's directors are also directors of RPC and all of the executive officers with the exception of one director are employees of both the Company and RPC.

The Employee Benefits Agreement provides for, among other things, the Company's employees to continue participating subsequent to the spin-off in two RPC sponsored benefit plans, specifically, the defined contribution 401(k) plan and the defined benefit retirement income plan.

The Tax Sharing and Indemnification Agreement provides for, among other things, the treatment of income tax matters for periods through the date of the spin-off and responsibility for any adjustments as a result of audit by any taxing authority. The general terms provide for the indemnification for any tax detriment incurred by one party caused by the other party's action. In accordance with the agreement, RPC transferred approximately $19,000 in 2004 to the Company related to tax settlements. Subsequent to the spin-off, Marine Products and RPC file separate tax returns.

## NOTE 6: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

| December 31, | 2006 | 2005 |
|---|---|---|
| **(in thousands)** | | |
| Accrued payroll and related expenses | $1,926 | $2,185 |
| Accrued sales incentives and discounts | 3,624 | 2,887 |
| Accrued warranty costs | 5,337 | 4,272 |
| Deferred revenue | 1,944 | 1,010 |
| Other | 803 | 1,237 |
| Total accrued expenses and other liabilities | $13,634 | $11,591 |

## NOTE 7: INCOME TAXES

The following table lists the components of the provision for income taxes:

| Years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **(in thousands)** | | | |
| Current provision: | | | |
| Federal | $9,549 | $11,958 | $12,574 |
| State | 309 | 683 | 833 |
| Deferred (benefit) provision: | | | |
| Federal | (778) | (1,863) | (678) |
| State | 41 | (107) | (106) |
| Total income tax provision | $9,121 | $10,671 | $12,623 |

A reconciliation between the federal statutory rate and Marine Products' effective tax rate is as follows:

| Years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 0.6 | 0.8 | 1.3 |
| Tax exempt interest | (0.3) | (1.0) | (0.4) |
| ETI benefit | (0.5) | (0.7) | 0.0 |
| Manufacturing deduction | (1.0) | (1.1) | 0.0 |
| Other | (2.9) | (4.1) | (1.2) |
| Effective tax rate | 30.9% | 28.9% | 34.7% |

Significant components of the Company's deferred tax assets and liabilities are as follows:

| **December 31,** | **2006** | **2005** |
|---|---|---|
| **(in thousands)** | | |
| Deferred tax assets: | | |
| Warranty costs | $1,922 | $1,580 |
| Sales incentives and discounts | 664 | 700 |
| Stock-based compensation | 710 | 538 |
| Pension | 1,633 | 1,842 |
| All others | 684 | 786 |
| Total deferred tax assets | 5,613 | 5,446 |
| Deferred tax liabilities: | | |
| Depreciation expense | (920) | (1,241) |
| Net deferred tax assets | $4,693 | $4,205 |

Total income tax payments, net of refunds, were $7,985,000 in 2006, $14,307,000 in 2005 and $12,608,000 in 2004. The Company currently does not have a valuation allowance because it has determined that all of the deferred tax assets are more likely than not to be realized based on future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies.

## NOTE 8: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated other comprehensive (loss) income consists of the following:

| | **Minimum Pension Liability** | **Unrealized Gain (Loss) on Securities** | **Total** |
|---|---|---|---|
| **(in thousands)** | | | |
| Balance at December 31, 2004 | $(853) | $(51) | $(904) |
| Change during 2005: | | | |
| Before-tax amount | (324) | (63) | (387) |
| Tax benefit | 146 | 23 | 169 |
| Reclassification adjustment, net of taxes | — | 24 | 24 |
| Total activity in 2005 | (178) | (16) | (194) |
| Balance at December 31, 2005 | $(1,031) | $(67) | $(1,098) |
| Change during 2006: | | | |
| Before-tax amount | 572 | 56 | 628 |
| Tax provision | (228) | (36) | (264) |
| Reclassification adjustment, net of taxes | — | 16 | 16 |
| Total activity in 2006 | 344 | 36 | 380 |
| Balance at December 31, 2006 | $(687) | $(31) | $(718) |

## NOTE 9: COMMITMENTS AND CONTINGENCIES

*Lawsuits* — The Company is a defendant in certain lawsuits which allege that plaintiffs have been damaged as a result of the use of the Company's products. The Company is vigorously contesting these actions. Management, after consultation with legal counsel, is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position, results of operations or liquidity of Marine Products.

*Dealer Floor-Plan Financing* — To assist dealers in obtaining financing for the purchase of its boats for inventory, the Company has entered into agreements with various dealers and selected third-party lenders to guarantee varying amounts of qualifying dealers' debt obligations. The Company's obligation under these guarantees becomes effective in the case of default by the dealer. The agreements provide for the return of all repossessed boats in "like new" condition to the Company, in exchange for the Company's assumption of specified percentages of the dealers' unpaid debt obligation on those boats. The maximum contractual obligation and the amount outstanding under these agreements, which expire in 2007 was $3.5 million as of December 31, 2006. The Company has recorded the estimated fair value of this guarantee; at December 31, 2006, this amount is immaterial and did not change from the prior year.

*Lease Obligation* — In June 2001, the Company entered into a lease transaction for existing boat manufacturing space located in Valdosta, Georgia. The lease has a term of 12 years. This lease has been accounted for as a capital lease and accordingly, the building, land, and miscellaneous equipment have been recorded in property, plant and equipment on the consolidated balance sheet at a gross amount of $992,000 with accumulated depreciation of approximately $149,000. A liability equal to the estimated present value of the remaining lease obligation totaling $239,000 has been recorded and is included in other long-term liabilities on the consolidated balance sheet.

*Income Taxes* — The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Other long-term liabilities consist primarily of the Company's estimated liabilities for these probable assessments and totaled approximately $780,000 as of December 31, 2006 and $992,000 as of December 31, 2005.

*Employment Agreements* — The Company has an agreement with two employees, which provides for a monthly payment to each of the employees equal to 10 percent of profits (defined as pretax income before goodwill adjustments and certain allocated corporate expenses) in addition to a base salary. The expense under these agreements totaled approximately $7,999,000 in 2006, $10,320,000 in 2005 and $9,997,000 in 2004 and is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

## NOTE 10: EMPLOYEE BENEFIT PLANS

*Retirement Plan* — Marine Products participates in the tax-qualified, defined benefit, noncontributory, trusteed retirement income plan sponsored by RPC that covers substantially all employees with at least one year of service prior to 2002. The Company's Board of Directors approved a resolution to cease all future retirement benefit accruals under the Retirement Income Plan effective March 31, 2002. In lieu thereof, the Company began providing enhanced benefits in the form of cash contributions for certain longer serviced employees that had not reached the normal retirement age of 65 as of March 31, 2002. These discretionary contributions are expected to be made over a seven year period beginning in 2002 to either a non-qualified SERP established by the Company or to the 401(k) plan for each employee that is entitled to the enhanced benefit. The expenses related to the enhanced benefits were $119,000 in 2006, $119,000 in 2005 and $122,000 in 2004.

The Company permits selected highly compensated employees to defer a portion of their compensation into the SERP. The SERP assets are marked to market and as of December 31, 2006 and 2005 totaled approximately $4,353,000 and $3,686,000. The SERP assets are reported in other assets on the consolidated balance sheets and changes related to the fair value of the assets are included in selling, general and administrative expenses in the consolidated statements of income for 2006 and 2005. The SERP deferrals and the contributions are recorded on the balance sheet in pension liabilities with any change in the fair value of the SERP liabilities recorded as compensation cost in the statements of income.

As previously mentioned, the Company has adopted the provisions of SFAS 158. In accordance with the provisions of SFAS 158, the fair value of the plan assets exceeded the Company's projected benefit obligation under its pension plan by $121,000 and thus the plan was not under-funded as of December 31, 2006. Prior to the adoption of SFAS 158, the Company's disclosure of the funded status in the notes to the consolidated financial statements did not differ from the amount recognized in the consolidated balance sheets; therefore, the adoption of SFAS 158 did not have an affect on the balance sheet. The adoption of SFAS 158 had the following effect on the Company's consolidated balance sheet as of December 31, 2006:

| | As of December 31, 2006 | | |
|---|---|---|---|
| *(in thousands)* | Prior to adoption of SFAS 158 | Effect of adopting SFAS 158 | Adjusted |
| Asset for pension benefits | $121 | $ — | $121 |
| Deferred income taxes | $378 | $ — | $378 |
| Accumulated other comprehensive income | $1,065 | $ — | $1,065 |

The following table sets forth the funded status of the Retirement Income Plan and the amounts recognized in Marine Products' consolidated balance sheets subsequent to the adoption of SFAS 158:

| December 31, | 2006 | 2005 |
|---|---|---|
| *(in thousands)* | | |
| ACCUMULATED BENEFIT OBLIGATION, END OF YEAR | $4,699 | $4,917 |
| CHANGE IN PROJECTED BENEFIT OBLIGATION: | | |
| Benefit obligation at beginning of year | $4,917 | $4,403 |
| Service cost | — | — |
| Interest cost | 246 | 251 |
| Actuarial (gain) loss | (401) | 336 |
| Benefits paid | (63) | (73) |
| Projected benefit obligation at end of year | $4,699 | $4,917 |
| CHANGE IN PLAN ASSETS: | | |
| Fair value of plan assets at beginning of year | $3,780 | $3,378 |
| Actual return on plan assets | 403 | 175 |
| Employer contributions | 700 | 300 |
| Benefits paid | (63) | (73) |
| Fair value of plan assets at end of year | $4,820 | $3,780 |
| Funded status at end of year | $121 | $(1,137) |
| Unrecognized net loss | | 1,637 |
| Net prepaid benefit cost | | $500 |

| December 31, | 2006 |
|---|---|
| *(in thousands)* | |
| AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF: | |
| Noncurrent assets | $121 |
| Current liabilities | — |
| Noncurrent liabilities | — |
| | $121 |

The amount shown above has been recorded as part of other assets.

| **December 31,** | **2006** |
|---|---|
| ***(in thousands)*** | |
| AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CONSIST OF: | |
| Net actuarial loss (gain) | $1,065 |
| Prior service cost (credit) | — |
| Net transition obligation (asset) | — |
| | $1,065 |

The accumulated benefit obligation for the defined benefit pension plan at December 31, 2006 and 2005 has been disclosed above. The Company uses a December 31 measurement date for this qualified plan.

Amounts recognized in the consolidated balance sheet and reflected as pension liabilities consist of:

| **December 31,** | **2006** | **2005** |
|---|---|---|
| ***(in thousands)*** | | |
| Net prepaid benefit cost | $ — | $(500) |
| Minimum pension liability | — | 1,637 |
| SERP employer contributions | 344 | 275 |
| SERP employee deferrals | 4,326 | 3,511 |
| Net amount recognized | $4,670 | $4,923 |

Marine Products' funding policy is to contribute to the retirement income plan the amount required, if any, under the Employee Retirement Income Security Act of 1974. Marine Products contributed $700,000 in 2006 and $300,000 in 2005.

The components of net periodic benefit cost are summarized as follows:

| **Years ended December 31,** | **2006** | **2005** | **2004** |
|---|---|---|---|
| ***(in thousands)*** | | | |
| Service cost for benefits earned during the period | $ — | $ — | $ — |
| Interest cost on projected benefit obligation | 246 | 251 | 240 |
| Expected return on plan assets | (341) | (285) | (231) |
| Amortization of net (gain) loss | 108 | 122 | 86 |
| Net periodic benefit cost | $13 | $88 | $95 |

The Company recorded pre-tax minimum pension liability adjustments of $(572,000) in 2006 and $324,000 in 2005. There were no previously unrecognized prior service costs as of December 31, 2006 and 2005.

The pre-tax amounts recognized in other comprehensive income at December 31, 2006 are summarized as follows:

| ***(in thousands)*** | **2006** |
|---|---|
| Net loss (gain) | $(464) |
| Amortization of net (loss) gain | (108) |
| Net transition obligation (asset) | — |
| Amount recognized in other comprehensive income | $(572) |

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2007 are as follows:

| *(in thousands)* | **2006** |
|---|---|
| Amortization of net loss (gain) | $95 |
| Prior service cost (credit) | — |
| Net transition obligation (asset) | — |
| Estimated net periodic cost | $95 |

The weighted average assumptions as of December 31 used to determine the projected benefit obligation and net benefit cost were as follows:

| **December 31,** | **2006** | **2005** | **2004** |
|---|---|---|---|
| PROJECTED BENEFIT OBLIGATION: | | | |
| Discount rate | 5.500% | 5.500% | 5.750% |
| Rate of compensation increase | N/A | N/A | N/A |
| NET BENEFIT COST: | | | |
| Discount rate | 5.500% | 5.750% | 6.250% |
| Expected return on plan assets | 8.000% | 8.000% | 8.000% |
| Rate of compensation increase | N/A | N/A | N/A |

The Company's expected return on assets assumption is derived from a detailed periodic assessment by its management and investment advisor. It includes a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the assessment gives appropriate consideration to recent fund performance and historical returns, the rate of return assumption is derived primarily from a long-term, prospective view. Based on its recent assessment, the Company has concluded that its expected long-term return assumption of eight percent is reasonable.

At December 31, 2006 and 2005, the Plan's assets were comprised primarily of listed common stocks and U.S. Government and corporate securities. The plan's weighted average asset allocation at December 31, 2006 and 2005 by asset category along with the target allocation for 2007 are as follows:

| **Asset Category** | **Target Allocation for 2007** | **Percentage of Plan Assets as of December 31, 2006** | **Percentage of Plan Assets as of December 31, 2005** |
|---|---|---|---|
| Equity Securities | 48.1% | 49.6% | 48.3% |
| Debt Securities — Core Fixed Income | 28.3 | 28.6 | 28.7 |
| Tactical — Fund of Equity and Debt Securities | 5.4 | 5.4 | 2.6 |
| Real Estate | 5.4 | 5.5 | 5.4 |
| Other | 12.8 | 10.9 | 15.0 |
| Total | 100.0% | 100.0% | 100.0% |

The Company's investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits in accordance with this plan. The investment policy establishes a target allocation for each asset class, which is rebalanced as required. The Company utilizes a number of investment approaches, including individual marketable securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company expects to contribute approximately $250,000 to the pension plan in 2007 and does not expect to receive a refund in 2007.

The Company estimates that the future benefits payable for the defined benefit plan over the next ten years are as follows:

| *(in thousands)* | |
|---|---|
| 2007 | $85 |
| 2008 | 196 |
| 2009 | 209 |
| 2010 | 214 |
| 2011 | 228 |
| 2012-2016 | 1,281 |

*401(k) Plan*— Marine Products participates in a defined contribution 401(k) plan sponsored by RPC that is available to substantially all full-time employees with more than 90 days of service. This plan allows employees to make tax-deferred contributions of up to 25 percent of their annual compensation, not exceeding the permissible deduction imposed by the Internal Revenue Code. The Company matches 50 percent of each employee's contributions that do not exceed six percent of the employee's compensation, as defined by the 401(k) plan. Employees vest in the Company's contributions after three years of service. The charges to expense for Marine Products' contributions to the 401(k) plan were approximately $176,000 in 2006, $149,000 in 2005 and $149,000 in 2004.

*Stock Incentive Plan*— The Company has granted various awards to employees under two stock incentive plans (the "Plans") that were approved by the shareholders in 2001 and 2004. The Company reserved a total of 5,250,000 shares of common stock under bothPlans, each of which expires 10 years from approval. The Plans provide for the issuance of various forms of stock incentives, including, among others, incentive and non-qualified stock options and restricted stock. As of December 31, 2006, shares totaling 2,093,628 were available for grants.

As previously noted, the Company adopted the provisions of SFAS 123(R), "Share-Based Payment," effective January 1, 2006. As permitted by SFAS 123(R), the Company has elected to use the modified prospective transition method and therefore financial results for prior periods have not been restated. Under this transition method, we will apply the provisions of SFAS123(R) to new awards and the awards modified, repurchased, or cancelled after January 1, 2006. Additionally, the Company will recognize compensation expense for the unvested portion of awards outstanding over the remainder of the service period. The compensation cost recorded for these awards will be based on their fair value at grant date as calculated for the pro forma disclosures required by Statement 123 less the cost of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures. SFAS 123(R) also requires that cash flows related to share-based awards to employees that result in tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows.

Pre-tax stock-based employee compensation expense was approximately $1,514,000 ($1,129,000 after tax) for 2006, $750,000 ($506,000 after tax) for 2005 and $255,000 ($191,000 after tax) for 2004. As a result of the adoption of SFAS 123(R), financial results were lower than under the previous accounting method for share-based compensation by the following amounts:

| *(In thousands)* | **Year Ended December 31, 2006** |
|---|---|
| Income before income taxes | **$517** |
| Net income | **$487** |
| Basic earnings per common share | **$0.01** |
| Diluted earnings per common share | **$0.01** |

As a result of the adoption of SFAS 123(R), basic earnings per share decreased from $0.55 to $0.54 and diluted earnings per share decreased from $0.53 to $0.52 for the year ended December 31, 2006.

The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS 123(R) to stock-based compensation for the years ended December 31, 2005 and 2004:

| Years ended December 31, | 2005 | 2004 |
|---|---|---|
| *(in thousands)* | | |
| Net income — as reported | $26,223 | $23,743 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effect | 506 | 191 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect | (1,055) | (550) |
| Pro forma net income | $25,674 | $23,384 |
| Pro forma income per share would have been as follows: | | |
| Basic - as reported | $0.69 | $0.62 |
| Basic - pro forma | $0.68 | $0.61 |
| Diluted - as reported | $0.65 | $0.58 |
| Diluted - pro forma | $0.64 | $0.57 |

Stock Options— Stock options are granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant except for grants of incentive stock options to owners of greater than 10 percent of the Company's voting securities which must be made at 110 percent of the fair market value of the Company's common stock. Options generally vest ratably over a period of five years and expire in 10 years, except to owners of greater than 10 percent of the Company's voting securities, which expire in five years.

As prescribed by SFAS 123(R), the Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model. For options granted during 2004, the latest year for which the Company granted stock options, the weighted average assumptions used in the Black-Scholes option pricing model were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Risk free interest rate | N/A | N/A | 3.5% |
| Expected dividend yield | N/A | N/A | 0.9% |
| Expected lives | N/A | N/A | 7 years |
| Expected volatility | N/A | N/A | 47-52% |

The total fair value of options granted to Marine Products employees was $422,000 in 2004.

Transactions involving the Marine Products stock options for the year ended December 31, 2006 were as follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2006 | 2,272,313 | 2.67 | 4.7 years | |
| Granted | — | — | N/A | |
| Exercised | (308,773) | 1.56 | N/A | |
| Forfeited | (12,000) | 7.55 | N/A | |
| Expired | — | — | N/A | |
| Outstanding at December 31, 2006 | 1,951,540 | 2.82 | 3.9 years | $17,407,737 |
| Exercisable at December 31, 2006 | 1,435,392 | 2.36 | 3.3 years | $13,463,977 |

The Company has not granted stock options to employees since 2004. The weighted average grant date fair value of the options granted in 2004 was $6.18. The total intrinsic value of share options exercised was approximately $2,813,000 during 2006, $3,286,000 during 2005 and $5,625,000 during 2004. There were no tax benefits associated with the exercise of stock options during 2006, 2005 or 2004, because all of the options exercised were incentive stock options which do not generate tax deductions for the Company

Restricted Stock— Marine Products has granted employees two forms of restricted stock; time lapse restricted and performance restricted. Time lapse restricted shares vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company has issued time lapse restricted shares that vest over ten years in prior years and in 2006 and 2005 issued time lapse restricted shares that vest in 20 percent increments starting with the second anniversary of the grant, over the six year period beginning on the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the shares. The performance restricted shares are granted, but not earned and issued, until certain five-year tiered performance criteria are met. The performance criteria are predetermined market prices of Marine Products' common stock. On the date the common stock appreciates to each level (determination date), 20 percent of performance shares are earned. Once earned, the performance shares vest five years from the determination date. After the determination date, the grantee will receive all dividends declared and also voting rights to the shares.

The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the stock plans have lapsed. Upon termination of employment from the Company, shares with restrictions must be returned to the Company.

The following is a summary of the changes in non-vested restricted shares for the year ended December 31, 2006:

| | Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Non-vested shares at January 1, 2006 | 562,574 | $8.79 |
| Granted | 153,000 | 11.24 |
| Vested | (94,870) | 5.07 |
| Forfeited | (29,870) | 13.42 |
| Non-vested shares at December 31, 2006 | 590,954 | $9.79 |

The total fair value of shares vested was approximately $1,267,000 during 2006, $0 during 2005 and $2,876,000 during 2004. The tax benefit for compensation tax deductions in excess of compensation expense was credited to capital in excess of par value aggregating $296,000 in 2006, $0 in 2005 and $874,000 in 2004. The excess tax deductions during the year ended December 31, 2006 are classified as financing cash flows in accordance with SFAS 123(R).

*Other Information*—As of December 31, 2006 total unrecognized compensation cost related to non-vested restricted shares was approximately $4,264,000 which is expected to be recognized over a weighted-average period of 3.1 years. Unearned compensation cost associated with non-vested restricted shares of $3,540,000 previously reflected as deferred compensation in stockholders' equity at January 1, 2006 was reclassified to capital in excess of par value as required by SFAS 123(R). As of December 31, 2006, total unrecognized compensation cost related to non-vested stock options was approximately $488,000 which is expected to be recognized over a weighted-average period of 1.2 years.

The Company received cash from options exercised of $178,000 in 2006, $344,000 in 2005 and $768,000 in 2004. These cash receipts are classified as financing cash flows in the accompanying consolidated statements of cash flows. The fair value of shares tendered to exercise employee stock options totaled approximately $295,000 in 2006, $262,000 in 2005 and $168,000 in 2004 have been excluded from the consolidated statements of cash flow.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

*Evaluation of disclosure controls and procedures*— The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, December 31, 2006 (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of the Evaluation Date.

*Management's report on internal control over financial reporting* — Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management's report on internal control over financial reporting is included on page 33 of this report. Grant Thornton LLP, the Company's independent registered public accounting firm, has audited management's assessment of the effectiveness of internal control as of December 31, 2006 and issued a report thereon which is included on page 34 of this report.

*Changes in internal control over financial reporting*— There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. Other Information

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

Information concerning directors and executive officers will be included in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders, in the section titled "Election of Directors." This information is incorporated herein by reference. Information about executive officers is contained on page 21 of this document.

*Audit Committee and Audit Committee Financial Expert*

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) will be included in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors, Committees and Meetings - Audit Committee." This information is incorporated herein by reference.

*Code of Ethics*

Marine Products has a Code of Business Conduct that applies to all employees. In addition, the Company has a Supplemental Code of Business Conduct and Ethics for directors, the Principal Executive Officer and Principal Financial and Accounting Officer. Both of these documents are available on the Company's website at www.marineproductscorp.com. Copies are also available at no extra charge by writing to Attn.: Human Resources, Marine Products Corporation, 2801 Buford Highway, Suite 520, Atlanta, Georgia 30329.

*Section 16(a) Beneficial Ownership Reporting Compliance*

Information regarding compliance with Section 16(a) of the Exchange Act will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders, which is incorporated herein by reference.

### Item 11. Executive Compensation

Information concerning director and executive compensation will be included in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders, in the sections titled "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation." This information is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership will be included in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders, in the sections titled, "Capital Stock" and "Election of Directors." This information is incorporated herein by reference.

Information regarding Marine Products' equity compensation plans including plans approved by security holders and plans not approved by security holders will be included in the section titled, "Executive Compensation" in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders, which is incorporated herein by reference.

*Securities Authorized for Issuance Under Equity Compensation Plans*

The following table sets forth certain information regarding equity compensation plans as of December 31, 2006.

| Plan Category | (A) Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | (C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 1,951,540 | $2.82 | 2,093,628(1) |
| Equity compensation plans not approved by securityholders | — | — | — |
| Total | 1,951,540 | $2.82 | 2,093,628 |

(1) All of the securities can be issued in the form of restricted stock or other stock awards.

See Note 10 to the Consolidated Financial Statements for information regarding the material terms of the equity compensation plans.

**Item 13. Certain Relationships and Related Party Transactions, and Director Independence**

Information concerning certain relationships and related party transactions will be included in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders, in the section titled "Certain Relationships and Related Party Transactions." Information regarding director independence will be included in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders in the section titled "Director Independence and NYSE Requirements." This information is incorporated herein by reference.

**Item 14. Principal Accounting Fees and Services**

Information regarding principal accountant fees and services will be included in the section titled, "Independent Registered Public Accountants" in the Marine Products Proxy Statement for its 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

*Consolidated Financial Statements, Financial Statement Schedule and Exhibits.*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

   10.1 Marine Products Corporation 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10 filed on February 13, 2001).

   10.6 Compensation Agreement between James A. Lane, Jr. and Chaparral Boats, Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 filed on February 13, 2001).

   10.7 Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004).

   10.8 Form of stock option grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 21, 2003).

   10.9 Form of time lapse restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 21, 2003).

   10.10 Form of performance restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 21, 2003).

   10.11 Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004).

   10.12 Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-Q filed on November 1, 2004).

   10.13 Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Form 10-Q filed on November 1, 2004).

   10.14 Summary of 'at will' compensation arrangements with the Executive Officers as of February 28, 2006 (incorporated herein by reference to Exhibit 10.14 to the Form 10-K filed on March 13, 2006).

   10.15 Summary of compensation arrangements with the Directors (incorporated herein by reference to Exhibit 10.15 to the Form 10-K filed on March 15, 2005).

   10.16 Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed on March 15, 2005).

   10.17 Summary of 'At-Will' compensation arrangements with the Executive Officers as of February 28, 2007.

   10.18 Summary of Compensation Arrangements with Non-Employee Directors as of February 28, 2007.

   10.19 First Amendment to 2001 Employee Stock Incentive Plan and 2004 Stock Incentive Plan.

**Exhibits (inclusive of item 3 above):**

| Exhibit Number | Description |
|---|---|
| 3.1 | (A) Articles of Incorporation of Marine Products Corporation (incorporated herein by reference to Exhibit 3.1to the Form 10 filed on February 13, 2001).<br>(B) Certificate of Amendment of Certificate of Incorporation of Marine Products Corporation executed on June 8, 2005 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 8-K filed on June 9, 2005). |
| 3.2 | Bylaws of Marine Products Corporation (incorporated herein by reference to Exhibit 3.2 to the Form 10-Q filed on May 5, 2004). |
| 4 | Form of Common Stock Certificate of Marine Products Corporation (incorporated herein by reference to Exhibit 4.1 to the Form 10 filed on February 13, 2001). |
| 10.1 | Marine Products Corporation 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10 filed on February 13, 2001). |
| 10.2 | Agreement Regarding Distribution and Plan of Reorganization, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.2 to the Form 10 filed on February 13, 2001). |
| 10.3 | Employee Benefits Agreement, dated February 12, 2001, by and between RPC, Inc., Chaparral Boats, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.3 to the Form 10 filed on February 13, 2002). |
| 10.4 | Transition Support Services Agreement, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.4 to the Form 10 filed on February 13, 2001). |
| 10.5 | Tax Sharing Agreement, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.5 to the Form 10 filed on February 13, 2001). |
| 10.6 | Compensation Agreement between James A. Lane, Jr. and Chaparral Boats, Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 filed on February 13, 2001). |
| 10.7 | Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004). |
| 10.8 | Form of stock option grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed on March 21, 2003). |
| 10.9 | Form of time lapse restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-K filed on March 21, 2003). |
| 10.10 | Form of performance restricted stock grant agreement under the 2001 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed on March 21, 2003). |
| 10.11 | Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004). |
| 10.12 | Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan(incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004). |
| 10.13 | Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan(incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004). |
| 10.14 | Summary of 'at will' compensation arrangements with the Executive Officers as of February 28, 2006 (incorporated herein by reference to Exhibit 10.14 to the Form 10-K filed on March 13, 2006). |
| 10.15 | Summary of compensation arrangements with the Directors (incorporated herein by reference to Exhibit 10.15 to the Form 10-K filed on March 15, 2005). |
| 10.16 | Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed on March 15, 2005). |
| 10.17 | Summary of 'At-Will' compensation arrangements with the Executive Officers as of February 28, 2007. |
| 10.18 | Summary of Compensation Arrangements with Non-Employee Directors as of February 28, 2007. |
| 10.19 | First Amendment to 2001 Employee Stock Incentive Plan and 2004 Stock Incentive Plan. |
| 21 | Subsidiaries of Marine Products Corporation |
| 23 | Consent of Grant Thornton LLP |
| 24 | Powers of Attorney for Directors |
| 31.1 | Section 302 certification for Chief Executive Officer |
| 31.2 | Section 302 certification for Chief Financial Officer |
| 32.1 | Section 906 certification for Chief Executive Officer and Chief Financial Officer |

Any schedules or exhibits not shown above have been omitted because they are not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marine Products Corporation.

Richard A. Hubbell
President and Chief Executive Officer
March 2, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
| --- | --- | --- |
| Richard A. Hubbell | President and Chief Executive Officer (Principal Executive Officer) | March 2, 2007 |
| Ben M. Palmer | Chief Financial Officer (Principal Financial and Accounting Officer) | March 2, 2007 |

The Directors of Marine Products (listed below) executed a power of attorney, appointing Richard A. Hubbell their attorney-in-fact, empowering him to sign this report on their behalf.

| | |
| --- | --- |
| R. Randall Rollins, Director | James B. Williams, Director |
| Wilton Looney, Director | James A. Lane, Jr., Director |
| Gary W. Rollins, Director | Linda H. Graham, Director |
| Henry B. Tippie, Director | Bill J. Dismuke, Director |

Richard A. Hubbell
Director and as Attorney-in-fact
March 2, 2007

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, REPORTS AND SCHEDULE

The following documents are filed as part of this report.



Schedules not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

### SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
### MARINE PRODUCTS CORPORATION AND SUBSIDIARIES (in thousands of dollars)

| | For the years ended December 31, 2006, 2005 and 2004 | | | |
|---|---|---|---|---|
| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Net (Write-Offs)/ Recoveries | Balance at End of Period |
| Year ended December 31, 2006 Allowance for doubtful accounts .. | $58 | $ — | $(6) | $52 |
| Year ended December 31, 2005 Allowance for doubtful accounts .. | $60 | $ — | $(2) | $58 |
| Year ended December 31, 2004 Allowance for doubtful accounts .. | $67 | $ — | $(7) | $60 |

## SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | First | Second | Third | Fourth |
|---|---|---|---|---|
| | (in thousands except per share data) | | | |
| Restated for the three-for-two stock split effective March 10, 2005. | | | | |
| **2006** | | | | |
| Net sales | $69,957 | $71,739 | $64,002 | $55,680 |
| Gross profit | 16,818 | 16,136 | 14,705 | 11,748 |
| Net income | 5,776 | 6,289 | 4,562 | 3,687 |
| Earnings per share — basic (a) | 0.15 | 0.17 | 0.12 | 0.10 |
| Earnings per share — diluted (a) | 0.15 | 0.16 | 0.12 | 0.09 |
| **2005** | | | | |
| Net sales | $72,586 | $77,566 | $65,032 | $56,873 |
| Gross profit | 18,948 | 19,875 | 17,145 | 13,153 |
| Net income | 6,817 | 7,956 | 7,265 | 4,185 |
| Earnings per share — basic (a) | 0.18 | 0.21 | 0.19 | 0.11 |
| Earnings per share — diluted (a) | 0.17 | 0.20 | 0.18 | 0.11 |

(a) The sum of the earnings per share for the four quarters may differ from annual earnings per share due to the required method of computing the weighted average shares in interim periods.

THIS PAGE INTENTIONALLY LEFT BLANK

# MARINE PRODUCTS CORPORATION
## CORPORATE INFORMATION

### OFFICERS

R. Randall Rollins
Chairman of the Board of Directors

Richard A. Hubbell
President and Chief Executive Officer

James A. Lane, Jr.
Executive Vice President
President of Chaparral Boats, Inc.

Linda H. Graham
Vice President and Secretary

Ben M. Palmer
Vice President, Chief Financial Officer
and Treasurer

### DIRECTORS

R. Randall Rollins[§]
Chairman of the Board, Rollins, Inc.
(Consumer services)

Henry B. Tippie[*†]
Chairman of the Board and Chief Executive Officer,
Tippie Services, Inc.
(Management services)

Wilton Looney[*]
Honorary Chairman of the Board,
Genuine Parts Company (Automotive parts distributor)

James B. Williams[*]
Retired Chairman, SunTrust Banks, Inc.
(Bank holding company)

Gary W. Rollins[§]
President and Chief Executive Officer,
Rollins, Inc. (Consumer services)

Richard A. Hubbell[§]
President and Chief Executive Officer

James A. Lane, Jr.
Executive Vice President
President of Chaparral Boats, Inc.

Linda H. Graham
Vice President and Secretary

Bill J. Dismuke[*]
Retired President, Edwards Baking Company

* Member of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

† Chairman of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

§ Member of the Executive Committee

* Member of the Audit Committee

### STOCKHOLDER INFORMATION

Corporate Offices
Marine Products Corporation
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329
Telephone: 404.321.7910

Stock Listing
New York Stock Exchange

Ticker Symbol
MPX

Newspaper Symbol
Mrne Pdts

Marine Products Corporation
Investor Relations Web Site
www.marineproductscorp.com

Transfer Agent and Registrar
For inquiries related to stock certificates,
including changes of address, please contact:
Computershare Investor Services, LLC
Stock Transfer Department
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 800.568.3476

Annual Meeting
The annual meeting of Marine Products Corporation will be held at 12:00 p.m., April 24, 2007, 2170 Piedmont Road, NE, Atlanta, Georgia 30324.

### CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding the timing and effects of our planned introductions of new products, the strength of demand for our products in 2007, the effects of an appropriate acquisition to strengthen our presence in the market, the effects of our investments to defend our market share and grow our company, and our ability to monitor economic conditions to maintain inventory and backlog at reasonable levels. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including without limitation those identified under the title "Risk Factors" in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

### CERTIFICATIONS

The most recent certifications of the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K included with this Annual Report. The Company has also filed with the New York Stock Exchange the most recent annual CEO certification, without qualification, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

MARINE PRODUCTS
CORPORATION

2801 BUFORD HIGHWAY, SUITE 520, ATLANTA, GEORGIA 30329
404.321.7910 www.marineproductscorp.com



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